FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. The Registration Statement will be amended shortly to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. pursuant to the Agreement and Plan of Merger, dated as of June 30, 2002, by and among Northrop Grumman, Richmond Acquisition Corp. and TRW. The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the meeting of Northrop Grumman stockholders relating to the proposed merger.

THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER WILL CONTAIN IMPORTANT INFORMATION REGARDING SUCH POTENTIAL PARTICIPANTS AND OTHER IMPORTANT MATTERS. SHAREHOLDERS OF NORTHROP GRUMMAN AND TRW ARE URGED TO READ SUCH MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISIONS REGARDING THE MERGER OR THE OTHER TRANSACTIONS DESCRIBED THEREIN.

Copies of the joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s internet website at www.sec.gov as they become available.

AGREEMENT AND PLAN OF MERGER

dated as of

June 30, 2002

BY AND AMONG

TRW INC.,

NORTHROP GRUMMAN CORPORATION

and

RICHMOND ACQUISITION CORP.

i

TABLE OF CONTENTS—(Continued)

TABLE OF CONTENTS—(Continued)

INDEX OF DEFINED TERMS

Acquisition Proposal	50
Action	16
Affected Employees	41
Agreement	1
Automotive Business	35
Bid	21
Certificate	3
Change in the Parent Recommendation	45
Change in the TRW Recommendation	46
Closing	2
Closing Date	2
Code	1
Commission	6
Confidentiality Agreement	47
D&O Indemnitees	38
Dissenting Shares	8
EC Merger Regulation	11
Effective Time	1
Employee/Agent Indemnitees	39
End Date	54
Environmental Laws	19
ERISA Affiliate	17
Exchange Act	11
Exchange Agent	3
Exchange Rate	2
Form S-4	44
GAAP	14
Government Contract	21
Governmental Authority	11
Hazardous Material	19
HSR Act	11
Indemnitees	39
Intellectual Property	20
IRS Ruling	35
knowledge of Parent	22
knowledge of TRW	10
Lien	11
Material Adverse Effect	9
Merger	1
Merger Consideration	3
Merger Subsidiary	1
Notice of Superior Proposal	50
Ohio Law	1
Parent	1
Parent 10-K	25
Parent 10-Q	25
Parent Balance Sheet	26
Parent Balance Sheet Date	26
Parent Commission Documents	25
Parent Common Stock	2
Parent Convertible Security	24

INDEX OF DEFINED TERMS—(Continued)

Parent Disclosure Letter	22
Parent Employee Plans	28
Parent Recommendation	45
Parent Shareholder Meeting	45
Parent Stock Options	24
Parent Stockholder Approval	23
Parent Subsidiary Convertible Security	25
Parent Trading Price	2
Per Share Amount	2
Person	4
Proposed Transaction	36
Proxy Statement/Prospectus	44
Qualifying Amendment	44
Representatives	47
Securities Act	6
Serial Preference Stock	2
Serial Preference Stock II	2
Series 1 Preferred Stock	12
Series 3 Preferred Stock	12
Significant Subsidiary	13
Spinco Registration Statement	36
Spin-Off	10
Subsidiary	13
Superior Proposal	51
Surviving Corporation	1
Tax Returns	17
Taxes	17
Termination Expenses	57
Termination Fee	57
TRW	1
TRW 10-K	14
TRW 10-Q	14
TRW Award	6
TRW Balance Sheet	14
TRW Balance Sheet Date	14
TRW Capital Stock	2
TRW Commission Documents	14
TRW Common Stock	2
TRW Convertible Security	12
TRW Disclosure Letter	9
TRW Employee Plans	17
TRW Equity Awards	6
TRW Public Proposal	46
TRW Recommendation	46
TRW SAR	5
TRW Shareholder Approval	10
TRW Shareholder Meeting	45
TRW Stock Option	5
TRW Stock Plans	5
TRW Subsidiary Convertible Security	13
TRW Trading Price	5
U.S. Government	21

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 30, 2002, is entered into by and among TRW INC., an Ohio corporation (“TRW”), NORTHROP GRUMMAN CORPORATION, a Delaware corporation (“Parent”), and RICHMOND ACQUISITION CORP., a newly formed Ohio corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and TRW have approved this Agreement and determined that the transactions contemplated hereby are fair to and in the best interests of their respective shareholders, including the consummation of the merger of Merger Subsidiary with and into TRW on the terms and conditions set forth in this Agreement (the “Merger”); and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger

(a)  As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, TRW and Merger Subsidiary shall execute and file a certificate of merger with the Secretary of State of the State of Ohio and make all other filings or recordings required by the Ohio General Corporation Law (the “Ohio Law”) to be made in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Ohio or, if agreed to by TRW and Parent, at such later time as is specified in the certificate of merger (the “Effective Time”).

(b)  At the Effective Time, Merger Subsidiary shall be merged with and into TRW in accordance with the requirements of the Ohio Law, whereupon the separate existence of Merger Subsidiary shall cease, and TRW shall be the surviving corporation in the Merger (the “Surviving Corporation”).

(c)  The Merger will have the effects set forth in the Ohio Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers, franchises, and authority and be liable for all the obligations of TRW and Merger Subsidiary.

(d)  The closing of the Merger (the “Closing”) shall take place (i) at the offices of TRW Inc., 1900 Richmond Road, Cleveland, Ohio 44124, as soon as practicable, but in any event within three business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that cannot be waived or that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as TRW and Parent may agree in writing (the date of the Closing being the “Closing Date”).

Section 1.2    Conversion of Shares

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(i)  each share of common stock, $0.625 par value per share, of TRW (“TRW Common Stock”), Serial Preference Stock, no par value, of TRW (“Serial Preference Stock”) and Serial Preference Stock II, no par value, of TRW (“Serial Preference Stock II”) (collectively, “TRW Capital Stock”) held by TRW as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(ii)  each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

(iii)  subject to Section 1.8, each share of TRW Common Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.2(a)(i), be converted into the right to receive that number of shares of common stock, par value $1.00 per share, of Parent (together with the associated preferred stock purchase rights under the Rights Agreement dated as of January 31, 2001 between Northrop Grumman Corporation and EquiServe Trust Company, N.A., “Parent Common Stock”) determined by dividing the Per Share Amount by the Parent Trading Price (such quotient, the “Exchange Rate”).

(b)  For purposes of this Agreement:

(i)  the “Per Share Amount” means $60.00;

(ii)  the “Parent Trading Price” means the average of the reported closing sale prices per share of Parent Common Stock on the New York Stock Exchange as reported in The Wall Street Journal for the five consecutive trading days ending on (and including) the second trading day prior to the Closing Date; provided, however, that in no event will the Parent Trading Price be greater than $138.00 nor less than $112.00 for purposes hereof; and

(iii)  the “Merger Consideration” means the shares of Parent Common Stock to be received as consideration pursuant to the Merger with respect to shares of TRW Common Stock (together with any cash in lieu of fractional shares as specified in Section 1.6 below).

(c)  From and after the Effective Time, all shares of TRW Capital Stock canceled pursuant to Section 1.2(a)(i) and all shares of TRW Common Stock converted in accordance with Section 1.2(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any shares of TRW Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive such holder’s pro rata portion of the Merger Consideration and any dividends payable pursuant to Section 1.3(f) with respect to the shares of TRW Common Stock represented by the Certificate(s) surrendered by such holder pursuant to Section 1.3(b). From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent only the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with Section 1.2(a)(ii).

Section 1.3    Surrender and Payment

(a)  Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to TRW (the “Exchange Agent”) for the purpose of exchanging Certificates for the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent the certificates representing the shares of Parent Common Stock comprising the Merger Consideration. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares to the extent required by Section 1.6 and any dividends or other distributions pursuant to Section 1.3(f).

Promptly after the Effective Time, Parent will send, or cause the Exchange Agent to send, to each holder of record of shares of TRW Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent), which letter shall be in such form as TRW and Parent may reasonably agree to use in effecting delivery of shares of TRW Common Stock to the Exchange Agent.

(b)  Each holder of shares of TRW Common Stock that have been converted into a right to receive the Merger Consideration as provided herein will be entitled to receive the Merger Consideration in respect of the shares of TRW Common Stock represented by such Certificate only upon surrender to the Exchange Agent of such Certificate, together with a properly completed letter of transmittal. Until so surrendered and subject to the limitations of Section 1.8, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c)  If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such Merger Consideration that (i) the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and (ii) the Person requesting such registration of the Merger Consideration shall (A) pay to the Exchange Agent any transfer or other taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or (B) establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means any individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d)  After the Effective Time, there shall be no further registration of transfers of shares of TRW Capital Stock on the stock records of, or relating to, TRW. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or Parent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures and limitations set forth, in this Article I.

(e)  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of shares of TRW Common Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s shares of TRW Common Stock for the Merger Consideration in accordance with this Section 1.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate pursuant to this Section 1.3 would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.3), any such Merger Consideration, dividends or distributions in respect of such Certificate or such cash shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f)  No dividends or other distributions with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 1.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g)  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 1.3 to be issued in exchange for TRW Common Stock for which dissenters’ rights have been perfected under the Ohio Law shall be returned to Parent by the Exchange Agent promptly upon demand therefor.

Section 1.4    Stock Options and Equity Awards

(a)  Subject to the terms of the benefit awards described in this Section 1.4 and plans related thereto, at the Effective Time, each outstanding employee or director option to purchase shares of TRW Common Stock (a “TRW Stock Option”) granted under TRW’s plans, agreements or arrangements pursuant to which TRW Stock Options, TRW SARs or TRW Awards (as defined below) have been or may be granted (collectively, the “TRW Stock Plan”) shall be deemed assumed by Parent. At and after the Effective Time (1) each TRW Stock Option then outstanding shall entitle the holder thereof to acquire the number (rounded up to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of TRW Common Stock subject to such TRW Stock Option immediately prior to the Effective Time by (y) the Exchange Rate, and (2) the exercise price per share of Parent Common Stock subject to any such TRW Stock Option at and after the Effective Time shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to (x) the exercise price per share of TRW Common Stock subject to such TRW Stock Option prior to the Effective Time, divided by (y) the Exchange Rate. Other than as provided above, as of and after the Effective Time, each TRW Stock Option shall be subject to the same terms and conditions as in effect immediately prior to the Effective Time; provided, however, that each TRW Stock Option shall become fully vested and exercisable as of the Effective Time to the extent that it is not then fully vested and exercisable. Subject to Section 1.4(f), TRW shall provide the holders of TRW Stock Options the opportunity to elect, before the Effective Time, to have their TRW Stock Options cancelled in exchange for an amount of cash, net of any amount withheld pursuant to Section 1.7 to satisfy any tax withholding obligations, equal to (i) the TRW Trading Price multiplied by the number of shares of TRW Common Stock subject to all of such holder’s TRW Stock Option(s) exceeds (ii) the aggregate exercise price for all such shares of TRW Common Stock subject to such holder’s TRW Stock Options. For purposes hereof, “TRW Trading Price” means the average of the reported closing sale prices per share of TRW Common Stock on the New York Stock Exchange as reported in The Wall Street Journal for the five consecutive trading days ending on (and including) the second trading day prior to the Closing Date.

(b)  At the Effective Time, each award of restricted stock and restricted stock units that has been granted under a TRW Stock Plan shall become fully vested and all restrictions thereon shall immediately lapse as of the Effective Time and the holder thereof shall be entitled to receive the Merger Consideration as if, in the case of restricted stock units, the shares of TRW Common Stock deliverable upon settlement of such restricted stock units were outstanding as of the Effective Time. Subject to Section 1.4(f), TRW shall provide the holders of each award of restricted stock and restricted stock units that has been granted under a TRW Stock Plan the opportunity to elect, before the Effective Time, to have such securities cancelled in exchange for an amount of cash, net of any amount withheld pursuant to Section 1.7 to satisfy any tax withholding obligations, equal to the TRW Trading Price multiplied by the number of such securities that they hold.

(c)  At the Effective Time, each outstanding stock appreciation right outstanding at the Effective Time (each a “TRW SAR”) that has been granted under a TRW Stock Plan shall be accelerated and automatically shall be converted without any action on the part of the holders thereof into the right to receive cash in accordance with the terms of this Section 1.4(c). At the Effective Time, TRW shall pay to each holder of a TRW SAR in cancellation thereof, cash, net of any amount withheld pursuant to Section 1.7 to satisfy any tax withholding obligations, equal to the amount by which (i) the TRW Trading Price multiplied by the number of shares of TRW Common Stock subject to all such holder’s TRW SAR(s) exceeds (ii) the aggregate exercise price for all such shares of TRW Common Stock subject to such holder’s TRW SARs. At the Effective Time, each critical skills stock unit grant outstanding as of the Effective Time (each, a “TRW Award”) that has been granted under a TRW Stock Plan shall be amended or converted into a similar instrument of Parent, in each case with such adjustments to the terms and conditions of such TRW Awards as are appropriate to preserve the value inherent in such TRW Awards, based on the Exchange Rate. The other terms and conditions of each TRW Award, and the plans and agreements under which they were issued, shall continue to apply.

(d)  At the Effective Time, each outstanding strategic incentive program grant shall be cancelled in exchange for a single lump sum cash payment equal to the value of such grant, assuming maximum performance of all performance goals (the “Maximum Value”), which payment shall be made by TRW immediately prior to the Effective Time; provided, however, that with respect to each 2001-2002 strategic incentive program grant, the holder shall receive instead an amount equal to one-half of the Maximum Value of such grant. Any cash paid pursuant to this Section 1.4(d) shall be paid by TRW solely from funds provided by TRW.

(e)  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of TRW Stock Options at and after the Effective Time. Parent and TRW agree to cooperate and use their reasonable efforts to maintain the eligibility for tax qualified status under French law of TRW Stock Options granted under TRW’s French Qualified Stock Option Plan.

(f)  On or as soon as practicable, but not later than five business days, after the Effective Time, Parent shall file with the Securities and Exchange Commission (the “Commission”) a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Parent Common Stock subject to TRW Stock Options and TRW Awards, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such TRW Stock Options or TRW Awards remain outstanding. The election provided in either or both of Section 1.4(a) and Section 1.4(b) above shall be eliminated if TRW or Parent reasonably determines that there is an undue risk that such election could be deemed a tender offer for securities of the same class as TRW Common Stock.

(g)  At or before the Effective Time, TRW shall use its reasonable best efforts to cause to be effected any necessary amendments to the TRW Stock Plans and grant agreements to give effect to the foregoing provisions of this Section 1.4.

(h)  From and after the Effective Time, all TRW Stock Options, TRW restricted stock, TRW restricted stock units, TRW SARs, TRW Awards and TRW strategic incentive program grants (collectively, the “TRW Equity Awards”), canceled, assumed by Parent, exchanged for stock of Parent or satisfied through a cash payment by TRW pursuant to this Section 1.4, as the case may be, shall no longer be outstanding and automatically shall be canceled and cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the consideration provided in this Section 1.4. From and after the Effective Time, all certificates or other documents or instruments purporting to represent TRW Equity Awards automatically shall be canceled and of no further legal force, effect or significance.

Section 1.5    Adjustments.    If, at any time during the period between the date of this Agreement and the Effective Time (other than with respect to the redemption of Series 1 Preferred Stock and Series 3 Preferred Stock pursuant to Section 5.2 hereof), any change in the outstanding shares of capital stock of Parent or TRW shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted to provide the holders of shares of TRW Common Stock, TRW Stock Options or TRW Awards the same economic effect as contemplated by this Agreement prior to such event.

Section 1.6    Fractional Shares

(a)  No fractional shares of Parent Common Stock shall be issued in connection with the Merger and no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to any rights as a stockholder of Parent.

(b)  Parent shall pay to the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of TRW Common Stock an amount in cash equal to: the product of (A) the fractional share interest of Parent Common Stock to which such holder otherwise would be entitled (after taking into account all shares of TRW Common Stock held at the Effective Time by such holder) multiplied by (B) the Parent Trading Price.

(c)  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of TRW Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly request such amount from Parent and promptly upon receipt thereof pay such amounts to such holders of TRW Common Stock.

Section 1.7    Withholding Rights.    Each of TRW, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article I such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law including any withholding from any payment that is treated as wages or compensation for the performance of services. Parent or the Surviving Corporation, as the case may be, shall effect such withholdings by withholding sufficient shares of Parent Common Stock for (i) federal income tax at the supplemental wage rate and (ii) at the rate provided under any applicable state law, with respect to stock disbursements under Section 1.4. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of TRW Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Section 1.8    Dissenters’ Rights

(a)  Notwithstanding any provision of this Agreement to the contrary, any shares of TRW Common Stock outstanding immediately prior to the Effective Time and that are held by persons who shall have properly delivered a written demand for payment of the fair cash value of such shares of TRW Common Stock in accordance with Section 1701.85 of the Ohio Law (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration as provided in Section 1.2(a). Such persons shall be entitled only to such rights as are granted under Section 1701.85 of the Ohio Law, except that all Dissenting Shares held by persons who fail to perfect or who effectively withdraw or lose their rights as dissenting shareholders in respect of such shares under Section 1701.85 of the Ohio Law shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the applicable portion of the Merger Consideration, without interest thereon, upon surrender of the Certificate therefor in the manner provided in Section 1.3(b).

(b)  TRW shall give Parent (i) prompt notice of any demands by dissenting shareholders received by TRW, withdrawals of such demands and any other instruments served on TRW pursuant to the Ohio Law and any material correspondence received by TRW in connection with such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands occurring prior to the Effective Time. Prior to the Effective Time, TRW shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. Any funds paid to dissenting shareholders shall be paid solely out of the assets of the Surviving Corporation and Parent shall not contribute funds to Merger Subsidiary or the Surviving Corporation to fund payments to dissenting shareholders, assume the Surviving Corporation’s obligation to make such payment, or otherwise reimburse the Surviving Corporation, directly or indirectly, for such payment.

Section 1.9    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by that Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct (which shall not exceed amounts generally required by Parent from holders of Parent Common Stock under similar circumstances), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares represented by such Certificate as contemplated by this Article I.

Section 1.10    Cash Payments.    Any cash payments required to be made pursuant to the terms of this Agreement by the Surviving Corporation shall be paid solely out of the assets of the Surviving Corporation, and Parent shall not contribute funds to Merger Subsidiary or the Surviving Corporation to fund such payments, assume the Surviving Corporation’s obligation to make such payments or otherwise reimburse the Surviving Corporation, directly or indirectly, for such payments.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

Section 2.1    Articles of Incorporation of the Surviving Corporation.    Subject to Section 6.3, the Articles of Incorporation of Merger Subsidiary shall be the articles of incorporation of the Surviving Corporation (until amended in accordance with applicable law), except that such articles of incorporation shall provide that the name of the Surviving Corporation shall be “TRW Inc.”

Section 2.2    Regulations of the Surviving Corporation.    Subject to Section 6.3, the regulations of Merger Subsidiary in effect at the Effective Time shall be the regulations of the Surviving Corporation (until amended in accordance with applicable law).

Section 2.3    Directors and Officers of the Surviving Corporation.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of TRW at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TRW

TRW represents and warrants to Parent that, except as set forth in the disclosure letter delivered by TRW to Parent simultaneously with the execution of this Agreement (the “TRW Disclosure Letter”) or the TRW Commission Documents (as defined in Section 3.7) filed prior to the date of this Agreement; it being understood that any matter set forth in the TRW Disclosure Letter or in the TRW Commission Documents shall be deemed disclosed with respect to any section of this Article III to which the matter relates, so long as the description of such matter in the TRW Disclosure Letter or TRW Commission Documents would be reasonably inferred to be a disclosure with respect to such sections of this Article III:

Section 3.1    Corporate Existence and Power.    TRW is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio, and has all corporate powers and all governmental licenses, permits, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. TRW is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets or property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. For purposes of this Agreement, a “Material Adverse Effect” with respect to any Person means any event, circumstance or change that (i) materially adversely affects the ability of such Person and its Subsidiaries, taken as a whole, to perform its obligations hereunder or to consummate the transactions contemplated hereby or (ii) is materially adverse to the business, assets, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, except in the case of clause (i) or clause (ii) events, circumstances or changes, alone or in combination, that arise out of or result from (A) general legal, regulatory, political, business, economic, capital market or financial market conditions or conditions otherwise generally affecting industries in which such Person and its Subsidiaries, taken as a whole, generally operates, except to the extent such Person is materially and adversely affected in a disproportionate manner as compared to other comparable participants in such industries, (B) the negotiation, execution, announcement or consummation of this Agreement and the transactions contemplated hereby (including the Merger), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (C) the proposed sale of TRW’s aeronautical systems business in accordance with the Master Agreement of Purchase and Sale, dated June 18, 2002, between TRW and Goodrich Corporation and (D) any actions required or permitted under this

Agreement to be taken in connection with the spin-off of the shares of capital stock of TRW Automotive Inc. or other transaction involving the separation of the Automotive Business (or transactions ancillary thereto) (the “Spin-Off”) substantially in accordance with the IRS Ruling and the Spinco Registration Statement (each as hereinafter defined); provided, however, that if TRW takes any action in connection with the Spin-Off or preparation therefor that has been objected to in a written notice by Parent to TRW, prior to the time of such action, on the basis that Parent reasonably believes that such action would be materially adverse to TRW and its Subsidiaries taken as a whole, and TRW takes such action notwithstanding Parent’s objection, then such action shall not be considered an exception pursuant to this clause (D). TRW has heretofore made available to Parent true and complete copies of TRW’s articles of incorporation and regulations as currently in effect. For purposes of this Agreement, “knowledge of TRW” shall mean the actual knowledge, after reasonable inquiry, of the executive officers of TRW.

Section 3.2    Corporate Authorization.

(a)  TRW has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger), subject in the case of the consummation of the Merger (after the redemption of the shares of Series 1 Preferred Stock (as defined in Section 3.5) and Series 3 Preferred Stock (as defined in Section 3.5) as provided in Section 5.2) to the affirmative vote of holders of the outstanding shares of TRW Common Stock representing at least two-thirds of the voting power of TRW in favor of the approval and adoption of this Agreement and approval of the Merger in accordance with the Ohio Law (the “TRW Shareholder Approval”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of TRW and no other corporate proceedings on the part of TRW are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the consummation of the Merger to the receipt of the TRW Shareholder Approval. This Agreement has been duly executed and delivered by TRW and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, constitutes a valid and binding agreement of TRW enforceable against TRW in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)  TRW’s Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of TRW’s shareholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) resolved (subject to Section 7.2(e)) to recommend that TRW’s shareholders vote for the approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger).

Section 3.3    Governmental Authorization.    The execution, delivery and performance by TRW of this Agreement and the consummation by TRW of the transactions contemplated hereby (including the Merger) require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger in connection with the Merger in accordance with the Ohio Law, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of Council Regulation No. 4064/89 of the European Community, as amended (the “EC Merger Regulation”), (d) compliance with any other applicable requirements of foreign or supranational antitrust, competition, trade regulation or investment laws, (e) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (f) compliance with any applicable requirements of the Securities Act and (g) other actions or filings which if not taken or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. For purposes of this Agreement, “Governmental Authority” shall mean any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any domestic (federal, state or local), foreign or supranational governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization.

Section 3.4    Non-Contravention.    The execution, delivery and performance by TRW of this Agreement and the consummation by TRW and its Subsidiaries of the transactions contemplated hereby (including the Merger) do not and shall not (a) contravene or conflict with the articles of incorporation or regulations of TRW or the similar organizational and governing documents of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.3 and subject to receipt of the TRW Shareholder Approval, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to TRW or any of its Subsidiaries, (c) subject to receipt of the TRW Shareholder Approval, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of TRW or any of its Subsidiaries or to a loss of any benefit to which TRW or any of its Subsidiaries is entitled under any provision of any agreement, contract, lease or other instrument binding upon TRW or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by TRW or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of TRW or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or clause (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. For purposes of this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.13) not yet due or being contested in good faith, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business or (iii) that do not materially interfere with or materially affect the value or use of the respective underlying asset to which the mortgage, lien, pledge, charge, security interest or encumbrance relates.

Section 3.5    Capitalization.    The authorized capital stock of TRW consists of (i) 500,000,000 shares of TRW Common Stock, (ii) 99,536 shares of Serial Preference Stock and (iii) 5,000,000 shares of Serial Preference Stock II. As of the close of business on June 28, 2002, there were outstanding (i) 128,149,812 shares of TRW Common Stock (including shares of restricted stock), (ii) no shares of Serial Preference Stock, (iii) 28,157 shares of Serial Preference Stock II designated Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 (“Series 1 Preferred Stock”), (iv) 49,952 shares of Serial Preference Stock II designated Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 (“Series 3 Preferred Stock”) and (v) no other shares of capital stock or other voting securities of TRW. As of the date hereof, each share of Series 1 Preferred Stock is convertible into 8.8 shares of TRW Common Stock and each share of Series 3 Preferred Stock is convertible into 7.448 shares of TRW Common Stock. All outstanding shares of TRW Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except for (a) TRW Stock Options to acquire no more than 12,894,989 shares of TRW Common Stock issued pursuant to TRW Stock Plans (excluding stock appreciation rights), (b) 349,050 restricted shares of TRW Common Stock issued pursuant to TRW Stock Plans, (c) restricted stock units for no more than 35,605 shares of TRW Common Stock, (d) Serial Preference Stock II convertible into 619,824 shares of TRW Common Stock and (e) shares issuable under TRW’s employee stock purchase plans in the ordinary course of business consistent with past practice, as of the close of business on June 28, 2002, there were no outstanding options, warrants or other rights to acquire from TRW, and no preemptive or similar rights, subscription or other rights, or convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the TRW Capital Stock, obligating TRW to issue, transfer or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of TRW or obligating TRW to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment (each of the foregoing, a “TRW Convertible Security”). Since the close of business on June 28, 2002 through the date hereof, TRW has not issued any shares of TRW Capital Stock or any TRW Convertible Securities other than the issuance of TRW Common Stock in connection with the exercise of TRW Stock Options described in clause (a) above. Except as required by the terms of any TRW Stock Plans and grants thereunder or as permitted by

Section 5.1 or Section 5.2, there are no outstanding obligations of TRW or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of TRW Capital Stock or any TRW Convertible Securities.

Section 3.6  Subsidiaries.

(a)  Each Subsidiary of TRW is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization except for those instances which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. Each Subsidiary of Parent has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. For purposes of this Agreement, the word “Subsidiary” when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the capital stock or other ownership interests or (ii) an amount of securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the Board of Directors or others performing similar functions with respect to such corporation or other entity or organization is directly owned or controlled by such first Person or by any one or more of its Subsidiaries. Each Subsidiary of TRW is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. TRW has heretofore made available to Parent, or will provide as soon as reasonably practicable, but in no event more than 10 days following the date hereof, true and complete copies of each of its Significant Subsidiaries' organizational and governing documents as currently in effect.

(b)  All of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act, “Significant Subsidiary”) of TRW is, directly or indirectly, owned by TRW. All shares of capital stock of, or other ownership interests in, Subsidiaries of TRW, directly or indirectly, owned by TRW, are owned free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. There are no outstanding options, warrants or other rights to acquire from TRW or any of its Subsidiaries, and, except as may be required by applicable foreign corporate laws, no preemptive or similar rights, subscriptions or other rights, or convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of TRW, obligating TRW or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of TRW or obligating TRW or any Subsidiary of TRW to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment (each of the foregoing, a “TRW Subsidiary Convertible Security”). There are no outstanding obligations of TRW or any of its Subsidiaries to repurchase, redeem or otherwise acquire from any Person (other than TRW or a wholly-owned Subsidiary of TRW) any outstanding shares of capital stock of any Subsidiary of TRW or any TRW Subsidiary Convertible Securities.

Section 3.7    Commission Filings.

(a)  TRW has made available to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 1999, 2000 and 2001, as amended, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2001, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the shareholders of TRW held since December 31, 2001 and (iv) all of its other reports, statements, schedules and registration statements filed with the Commission since December 31, 2001 (the documents referred to in this Section 3.7(a) being referred to collectively as the “TRW Commission Documents”). TRW's annual report on Form 10-K for its fiscal year ended December 31, 2001 is referred to as the

“TRW 10-K,” and TRW’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002 is referred to as the “TRW 10-Q.”

(b)  As of its filing date, each TRW Commission Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

(c)  As of its filing date, each TRW Commission Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not false or misleading.

Section 3.8    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of TRW (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in Section 3.7 present fairly, in all material respects, the financial position of TRW and its Subsidiaries as of the dates thereof and their results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements), in each case in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “TRW Balance Sheet” means the consolidated balance sheet of TRW as of December 31, 2001 set forth in the TRW 10-K, and “TRW Balance Sheet Date” means December 31, 2001.

Section 3.9    Disclosure Documents.    None of the information supplied or to be supplied by TRW for inclusion or incorporation by reference in the Proxy Statement/Prospectus (as defined in Section 7.2(a)) or any amendment or supplement thereto shall, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the shareholders of TRW or the stockholders of Parent or at the time of the TRW Shareholder Approval or the Parent Stockholder Approval contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by TRW for inclusion or incorporation by reference in the Form S-4 (as defined in Section 7.2(a)) or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. No representation or warranty is made by TRW in this Section 3.9 with respect to statements made or incorporated by reference therein based on information that was not supplied by TRW or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/ Prospectus or the Form S-4. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.10    Absence of Certain Changes.

(a)  Since the TRW Balance Sheet Date, there has not been any event, circumstance or change which, individually or in the aggregate, has had, or is more likely than not expected to have, a Material Adverse Effect on TRW.

(b)  Since the TRW Balance Sheet Date and prior to the date hereof, TRW and its Subsidiaries have conducted their respective businesses in the ordinary course, consistent with past practices, and there has not been:

(i)  any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of TRW Capital Stock (other than regular quarterly cash dividends payable by TRW in respect of the shares of TRW Capital Stock consistent with past practice), or any repurchase, redemption or other acquisition by TRW or any of its Significant Subsidiaries of any outstanding shares of TRW Capital Stock or any TRW Convertible Securities or TRW Subsidiary Convertible Securities (except as otherwise permitted by Section 5.1 or contemplated by Section 5.2);

(ii)  any amendment of any material term of any outstanding security of TRW or any of its Significant Subsidiaries;

(iii)  any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) TRW or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any material amount of assets) or any relinquishment by TRW or any of its Subsidiaries of any contract or other right, in either case, material to TRW and its Subsidiaries, taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(iv)  any change in any method of accounting or accounting practice by TRW or any of its Subsidiaries, except for any such change which is not material to TRW and its Subsidiaries, taken as a whole, or which is required or taken, as previously announced in a TRW Commission Document, by reason of a change in GAAP; or

(v)  any (A) grant of any severance or termination pay or pension benefit or augmentation pursuant to severance or termination to (or amendment to any such existing arrangement with) any director, officer or employee of TRW or any of its Subsidiaries, (B) entering into of any employment, retention, deferred compensation, supplemental retirement or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of TRW or any of its Subsidiaries, (C) entering into new or modifying or amending any existing severance or termination pay policies or employment agreements or (D) modifying or amending any compensation, bonus or other benefits payable to directors, officers or employees of TRW or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice, as required by the terms of existing arrangements, policies or agreements or as permitted by this Agreement.

Section 3.11    No Undisclosed Material Liabilities.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW, there are no liabilities of TRW or any Subsidiary of TRW of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(i)  liabilities disclosed in the TRW Commission Documents filed prior to the date of this Agreement, including the TRW Balance Sheet and notes thereto included therein; and

(ii)  liabilities under this Agreement.

Section 3.12    Litigation.    There is no action, suit, proceeding or, to the knowledge of TRW, investigation (an “Action”) pending against, or, to the knowledge of TRW, threatened against or affecting, TRW or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. As of the date hereof, none of TRW or its Subsidiaries is subject to any outstanding, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect on TRW or would reasonably be expected to prevent or materially delay the consummation of the Merger.

Section 3.13    Taxes.    Except as reserved for in the TRW Balance Sheet (including the notes thereto) or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW, (i) all TRW Tax Returns required to be filed with any taxing authority by, or with respect to, TRW and its Subsidiaries have been filed in accordance with all applicable laws; (ii) TRW and its Subsidiaries have timely paid all Taxes shown as due and payable on TRW Tax Returns that have been so filed, and, as of the time of filing, TRW Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of TRW and its Subsidiaries (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the TRW Balance Sheet); (iii) TRW and its Subsidiaries have made provision for all Taxes payable by TRW and its Subsidiaries for which no TRW Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to TRW and its Subsidiaries reflected on the TRW Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to TRW or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of an adverse determination; (vi) neither TRW nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. Sections 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which TRW is the common parent and (vii) neither TRW nor any of its Subsidiaries is a party to any Tax indemnity agreement, Tax sharing agreement or other agreement under which it could have a material liability to another Person as a result of the imposition of Tax upon any Person. Neither TRW nor any or its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of TRW or any of its Subsidiaries in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. For purposes of this Agreement, “Taxes” means any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any Governmental Authority and any interest, penalties or additions to tax attributable thereto. For purposes of this Agreement, “Tax Returns” means any return, report, form or similar statement required to be filed with respect to any Tax (including any attached letters), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.14    Tax Treatment.    Neither TRW nor any of its affiliates has taken or agreed to take any action, or is aware of any fact or circumstance with respect to TRW or its affiliates, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.15    Employee Benefit Plans.

(a)   Section 3.15(a) of the TRW Disclosure Letter contains a true and complete list of each welfare, pension, retirement and other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by TRW or its ERISA Affiliates, including single, multiple and multiemployer plans in each case other than those relating to foreign Subsidiaries of TRW that are not material to TRW and its Subsidiaries taken as a whole (collectively, the “TRW Employee Plans”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, such Person’s Subsidiaries or any related trade or business, whether or not incorporated.

(b)  With respect to each TRW Employee Plan sponsored, maintained or contributed to or required to be contributed to within the United States of America, TRW has made available or will deliver to Parent reasonably promptly, but in no event more than 30 days following the execution of this Agreement, copies of each of the following, as applicable: (i) the TRW Employee Plan or an accurate description thereof; (ii) the most recent summary plan description; (iii) the most recent annual report and actuarial report; (iv) if the TRW Employee Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination letter received from the Internal Revenue Service with respect to each TRW Employee Plan intended to qualify under Section 401 of the Code. For TRW Employee Benefit Plans sponsored, maintained or contributed to or required to be contributed to outside of the United States of America, TRW will deliver to Parent reasonably promptly, but in no event more than 30 days following the execution of this Agreement, copies of each of all foreign documentation, forms and reports that most closely resemble the items in (i) through (v) of the prior sentence, including but not limited to all deeds, rules and other documents which govern the TRW Employee Plans, details of all benefits which are or may become payable under the TRW Employee Plans, and details of all contributions and costs payable by TRW, its Subsidiaries or related trades or businesses under the TRW Employee Plans.

(c)  No liability under Title IV or Section 302 of ERISA, or corresponding provisions of foreign laws or rules, has been incurred by TRW, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to TRW, its Subsidiaries or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due), and other than any liability that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW.

(d)  Each TRW Employee Plan has at all times been operated and administered in all respects in accordance with its terms and applicable law and regulatory requirements, including but not limited to ERISA and the Code, other than any failure to so operate or administer that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. Each TRW Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified or with respect to which the remedial amendment period under the Code has not expired.

(e)  None of TRW, any TRW Employee Plan, any trust created thereunder or, to the knowledge of TRW, any trustee or administrator thereof has engaged in a transaction in connection with which TRW, any TRW Employee Plan, any such trust or any trustee or administrator thereof, or any party dealing with any TRW Employee Plan or any such trust, would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA, a tax imposed pursuant to Section 4975, 4976 or 4980B of the Code, or similar foreign laws or rules, other than any such tax or penalty that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW.

(f)  There are no pending, or, to the knowledge of TRW, threatened, claims by or on behalf of any TRW Employee Plan, by any employee or beneficiary covered under any such TRW Employee Plan or otherwise involving any such TRW Employee Plan other than routine claims for benefits and other than any claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW. To the knowledge of TRW, there are no pending or threatened audits or investigations involving any TRW Employee Plan by any Governmental Authority, except for those audits or investigations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW.

(g)  No liability has or may be imposed on TRW or any of its Subsidiaries under Section 144 of the Pension Schemes Act 1993 or Section 75 of the Pensions Act 1995 as a debt due to any United Kingdom occupational pension scheme.

Section 3.16    Compliance with Laws.    Since January 1, 2000, TRW and its Subsidiaries have conducted and currently are conducting their business and operations in compliance with all applicable provisions of any laws, statutes, ordinances or regulations, except for any failures to be in compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW.

Section 3.17    Environmental Matters.

(a)  Except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or, to the knowledge of TRW, investigation is pending or, to the knowledge of TRW or any of its Subsidiaries, threatened by any Person against, TRW or any of its Subsidiaries with respect to any matters relating to or arising out of any Environmental Law; and (ii) TRW and its Subsidiaries are in compliance with all Environmental Laws.

(b)  For purposes of this Agreement, the term “Environmental Laws” means federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to human health and the environment, including, but not limited to,

Hazardous Materials; and the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including, but not limited to, (i) petroleum, asbestos or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

Section 3.18    Opinion of Financial Advisor.    TRW has received the opinion of each of Goldman, Sachs & Co. and Credit Suisse First Boston Corporation, to the effect that, as of the date of its opinion, the Exchange Rate is fair from a financial point of view to the holders of shares of TRW Common Stock, other than Parent or its Affiliates.

Section 3.19    Takeover Statutes.    TRW’s Board of Directors, at a meeting duly called and held, has approved, for purposes of Chapter 1704 of the Ohio Revised Code, the Merger and the acquisition by Parent of the shares of common stock of the Surviving Corporation pursuant to the Merger. Assuming the accuracy of the representations and warranties contained in Section 4.18, as of the date of this Agreement, except for Chapter 1704 of the Ohio Revised Code and Section 1701.831 of the Ohio Law, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state apply to the Merger or the other transactions contemplated by this Agreement.

Section 3.20    Finders’ or Advisors’ Fees.    Except as set forth in Section 3.20 of the TRW Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of TRW or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.21    Intellectual Property; Software.

(a)  Except in each case where the failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW and except as disclosed in Section 3.21(a) of the TRW Disclosure Letter, (i) TRW and its Subsidiaries own all right, title and interest in or have valid and enforceable rights to use, by license or other agreements, all of the Intellectual Property that is currently used in the conduct of TRW’s or any of its Subsidiary’s business, free of all liens, pledges, charges, options, rights of first refusal, security interests or other encumbrances of any kind, (ii) no action, claim, arbitration, proceeding, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) has commenced, been brought or heard by or before any Governmental Authority or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property owned or used by TRW or any of its Subsidiaries in connection with the business as currently conducted, including any claim or suit that alleges that any such Intellectual Property infringes, impairs, dilutes or otherwise violates the rights of others, and TRW and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third Person’s Intellectual Property and (iii) TRW or any of its Subsidiaries has not threatened or initiated any claim or action against any third party with respect to any Intellectual Property.

(b)  For purposes of this Agreement, “Intellectual Property” means all (i) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements, whether or not patentable; (ii) United States patents and applications therefor and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, continuations and continuations-in-part thereof; (iii) United States, state and foreign trademarks, trade dress, service marks, service names, trade names, brand names, logo or business symbols, whether registered or unregistered, and pending applications to register the foregoing, including all extensions and renewals thereof and all goodwill associated therewith; (iv) United States and foreign copyrights in writings, designs, software, mask works or other works, whether registered or unregistered, and pending applications to register the same, (v) technical, scientific, and other know-how, trade secrets, methods, processes, practices, formulas and techniques, computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in interpretive code, source code, object code or human readable form; and (vi) rights of publicity and privacy, “name and likeness” rights and other similar rights.

Section 3.22    Government Contracts.

(a)  To the knowledge of TRW, with respect to its Government Contracts, there is, as of the date of this Agreement, no (i) civil fraud or criminal investigation by any Governmental Entity that would have a Material Adverse Effect on TRW, (ii) suspension or debarment proceeding (or equivalent proceeding) against TRW or any of its Subsidiaries that would have, or would more likely than not be expected to have, a Material Adverse Effect on TRW, (iii) request by the U.S. Government for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency or claim of defective pricing in excess of $40 million, (iv) dispute between TRW or any of its Subsidiaries and the U.S. Government which, since December 31, 2000, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $40 million or (v) claim or equitable adjustment by TRW or any of its subsidiaries against the U.S. Government in excess of $40 million.

(b)  For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)  “Bid” means any quotation, bid or proposal by TRW or any of its affiliates which, if accepted or awarded, would lead to a contract with the U.S. Government, or a prime contractor or a higher-tier subcontractor to the U.S. Government, for the sale of goods or the provision of services by TRW or a contracting team of which TRW is a member.

(ii)  “Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, Bid, change order or other commitment or funding vehicle between TRW and (A) the U.S. Government, (B) any prime contractor to the U.S. Government or (C) any subcontractor with respect to any contract described in clause (A) or (B).

(iii)  “U.S. Government” means the United States government, including any and all departments, agencies, commissions, branches and instrumentalities thereof, as well as any corporations owned or chartered by the United States government.

Section 3.23    Problems with Customers and Suppliers.    Since January 1, 2000: (a) no supplier or customer of TRW or any of its Subsidiaries has canceled or otherwise terminated its relationship with TRW or any of its Subsidiaries, except for such cancellations and terminations that, individually or in the aggregate, have not had, or more likely than not are not expected to have, a Material Adverse Effect on TRW; (b) to the knowledge of TRW, no supplier or customer of TRW or any of its Subsidiaries has provided written notice to TRW or any of its Subsidiaries of its intent either to terminate its relationship with TRW or any of its Subsidiaries or to cancel any material agreement with TRW or any of its Subsidiaries, except for such terminations and cancellations that would not, individually or in the aggregate, have, or more likely than not be expected to have, a Material Adverse Effect on TRW; (c) to the knowledge of TRW, none of the suppliers of TRW or any of its Subsidiaries is unable to continue to supply the products or services supplied to TRW or any of its Subsidiaries by such supplier, except for such inabilities that, individually or in the aggregate, have not had, or more likely than not are not expected to have, a Material Adverse Effect on TRW; and (d) TRW and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of TRW or any of its Subsidiaries that is material to TRW and its Subsidiaries taken as a whole.

Section 3.24    Certain Business Practices.    To the knowledge of TRW, within the past five years, none of TRW, any of its Subsidiaries or any directors, officers, agents or employees of TRW or any of its Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

Section 3.25    No Knowledge of Breach.    TRW acknowledges that as of the signing of this Agreement it has no knowledge of any misrepresentation or breach of warranty of Parent or Merger Subsidiary herein.

Section 3.26    No Additional Representations or Warranties.    Neither TRW nor any other Person makes any other express or implied representation or warranty on behalf of TRW other than as expressly set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to TRW that, except as set forth in the disclosure letter delivered by Parent to TRW simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) or the Parent Commission Documents (as defined in Section 4.7) filed prior to the date of this Agreement; it being understood that any matter set forth in the Parent Disclosure Letter or in the Parent Commission Documents shall be deemed disclosed with respect to any section of this Article IV to which the matter relates, so long as the description of such matter in the Parent Disclosure Letter or Parent Commission Documents would be reasonably inferred to be a disclosure with respect to such sections of this Article IV:

Section 4.1    Corporate Existence and Power.    Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation and has all corporate powers and all governmental licenses, permits, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary, respectively. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets or property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. From and after the date of its incorporation, Merger Subsidiary has not, and shall not, engage in any activities other than in connection with or as contemplated by this Agreement. Parent has heretofore made available to TRW true and complete copies of the certificate of incorporation and by-laws and articles of incorporation and regulations, each as currently in effect, of Parent and Merger Subsidiary, respectively. For purposes of this Agreement, “knowledge of Parent“ shall mean the actual knowledge, after reasonable inquiry, of the executive officers of Parent.

Section 4.2    Corporate Authorization.

(a)  Each of Parent and Merger Subsidiary has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger), subject in the case of the issuance of shares of Parent Common Stock pursuant to the Merger to obtaining the approval of such issuance of shares by an affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock in accordance with Rule 312.03 in the Listed Company Manual of the New York Stock Exchange (the “Parent Stockholder Approval”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Subsidiary and no other corporate proceedings on the part of either Parent or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the issuance of

Parent Common Stock pursuant to the Merger to receipt of the Parent Stockholder Approval. This Agreement has been duly executed and delivered by TRW and, assuming due authorization, execution and delivery of this Agreement by TRW, constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles. The shares of Parent Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, shall be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b)  Parent’s Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Parent’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) resolved (subject to Section 7.2(d)) to recommend that Parent stockholders vote for the approval of the issuance of shares of Parent Common Stock pursuant to the Merger.

(c)  Merger Subsidiary’s Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Merger Subsidiary’s shareholder, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

Section 4.3    Governmental Authorization.    The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby (including the Merger), require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger in connection with the Merger in accordance with the Ohio Law, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the EC Merger Regulation, (d) compliance with any other applicable requirements of foreign or supranational antitrust, competition, trade regulation or investment laws, (e) compliance with any applicable requirements of the Exchange Act, (f) compliance with any applicable requirements of the Securities Act and (g) other actions or filings which if not taken or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.4    Non-Contravention.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby (including the Merger) do not and shall not (a) contravene or conflict with the certificate of incorporation or by-laws of Parent or the articles of incorporation or regulationsof Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 4.3 and subject to receipt of the Parent Stockholder Approval, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) subject to receipt of Parent Stockholder Approval, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement, contract, lease or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or clause (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.5    Capitalization.    The authorized capital stock of Parent consists of 800,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share. As of the close of business on June 28, 2002, there were outstanding not more than 112,923,000 shares of Parent Common Stock,

3,500,000 shares of Series B Preferred Stock of Parent, and no other shares of capital stock or other voting securities of Parent were outstanding. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. Except for (a) employee or director stock options to acquire no more than 5,811,541 shares of Parent Common Stock (“Parent Stock Options”) and (b) 7,796,310 shares of Parent Common Stock issuable on the conversion of 6,900,000 Equity Security Units of Parent, as of the close of business on June 28, 2002, and (c) 3,188,967 shares of Parent Common Stock issuable on the conversion of the 3,500,000 shares of Series B Preferred Stock there were no outstanding options, warrants or other rights to acquire from Parent, and no preemptive or similar rights, subscription or other rights (other than preferred stock purchase rights associated with the Parent Common Stock), or convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the capital stock of Parent, obligating Parent to issue, transfer or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or obligating Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment (each of the foregoing, a “Parent Convertible Security”). Since the close of business on June 28, 2002 through the date hereof, Parent has not issued any shares of capital stock or Parent Convertible Securities, other than the issuance of shares of Parent Common Stock in connection with the exercise of Parent Stock Options described in clause (a) above. Except as required by the terms of any Parent Stock Options or employee stock ownership plan and grants thereunder or as permitted by Section 6.1, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent and of any Parent Convertible Securities.

Section 4.6    Subsidiaries.

(a)  Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, except for those instances which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each Subsidiary of Parent has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each Subsidiary of Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b)  All of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of Parent is, directly or indirectly, owned by Parent. All shares of capital stock of, or other ownership interests in, Subsidiaries of Parent, directly or indirectly, owned by Parent, are owned free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There are no outstanding options, warrants or other rights to acquire from Parent or any of its Subsidiaries, and, except as may be required by applicable foreign corporate laws, no preemptive or similar rights, subscriptions or other rights, or convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of Parent, obligating Parent or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Parent or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment (each of the foregoing, a “Parent Subsidiary Convertible Security”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire from any Person (other than Parent or a wholly-owned Subsidiary of Parent) any outstanding shares of capital stock of any Subsidiary of Parent or any Parent Subsidiary Convertible Securities.

Section 4.7    Commission Filings.

(a)  Parent has made available to TRW (i) its annual reports on Form 10-K for its fiscal years ended December 31, 1999, 2000 and 2001, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2001, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the shareholders of Parent held since December 31, 2001 and (iv) all of its other reports, statements, schedules and registration statements filed with the Commission since December 31, 2001 (the documents referred to in this Section 4.7(a) being referred to collectively as the “Parent Commission Documents”). Parent’s annual report on Form 10-K for its fiscal year ended December 31, 2001 is referred to as the “Parent 10-K,” and Parent’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002 is referred to as the “Parent 10-Q.”

(b)  As of its filing date, each Parent Commission Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

(c)  As of its filing date, each Parent Commission Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not false or misleading.

Section 4.8    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in Section 4.7 present fairly, in all material respects, the financial position of Parent and its subsidiaries as of the dates thereof and their results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements), in each case in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2001 set forth in the Parent 10-K, and “Parent Balance Sheet Date” means December 31, 2001.

Section 4.9    Disclosure Documents.    None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus (as defined in Section 7.2(a)) or any amendment or supplement thereto shall at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the shareholders of TRW or the stockholders of Parent or at the time of the TRW Shareholder Approval or the Parent Stockholder Approval, contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4 (as defined in Section 7.2(a)) or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. No representation or warranty is made by Parent in this Section 4.9 with respect to statements made or incorporated by reference therein based on information that was not supplied by Parent or Merger Subsidiary or their Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4. The Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.10    Absence of Certain Changes.

(a)  Since the Parent Balance Sheet Date there has not been any event, circumstance or change which, individually or in the aggregate, has had, or is more likely than not expected to have, a Material Adverse Effect on Parent.

(b)  Since the Parent Balance Sheet Date and, prior to the date hereof, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course, consistent with past practices, and there has not been:

(i)  any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than regular quarterly cash dividends payable by Parent in respect of the shares of Parent Common Stock consistent with past practice), or any repurchase, redemption or other acquisition by Parent or any of its Significant Subsidiaries of any outstanding shares of their capital stock or any Parent Convertible Securities or Parent Subsidiary Convertible Securities (except as otherwise permitted by Section 6.1);

(ii)  any amendment of any material term of any outstanding security of Parent or any of its Significant Subsidiaries;

(iii)  any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) Parent or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any material amount of assets) or any relinquishment by Parent or any of its Subsidiaries of any contract or other right, in either case, material to TRW and its Subsidiaries, taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice and those contemplated by this Agreement; or

(iv)  any change in any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change which is not material to Parent and its Subsidiaries, taken as a whole, or which is required or taken, as previously announced in a Parent Commission Document, by reason of a change in GAAP.

Section 4.11    No Undisclosed Material Liabilities.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, there are no liabilities of Parent or any Subsidiary of Parent of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(i) liabilities disclosed in the Parent Commission Documents filed prior to the date of this Agreement, including the Parent Balance Sheet and notes thereto included therein; and

(ii)  liabilities under this Agreement.

Section 4.12    Litigation.    There is no Action pending against, or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. As of the date hereof, none of Parent or its Subsidiaries is subject to any outstanding order, writ, injunction or decree would reasonably be expected to have a Material Adverse Effect on Parent or would reasonably be expected to prevent or delay the consummation of the Merger.

Section 4.13    Taxes.    Except as reserved for in the Parent Balance Sheet (including the notes thereto) or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) all Parent Tax Returns required to be filed with any taxing authority by, or with respect to, Parent and its Subsidiaries have been filed in accordance with all applicable laws; (ii) Parent and its Subsidiaries have timely paid all Taxes shown as due and payable on Parent Tax Returns that have been so filed, and, as of the time of filing, Parent Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of Parent and its Subsidiaries (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Parent Balance Sheet); (iii) Parent and its Subsidiaries have made provision for all Taxes payable by Parent and its Subsidiaries for which no Parent Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected on the Parent Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Parent or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of an adverse determination; and (vi) neither Parent nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. Sections 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which Parent is the common parent.

Section 4.14    Tax Treatment.    Neither Parent nor any of its affiliates has taken or agreed to take any action, or is aware of any fact or circumstance with respect to Parent or its affiliates, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.15    Employee Benefit Plans.

(a)  Section 4.15(a) of the Parent Disclosure Letter contains a true and complete list of each welfare, pension, retirement and other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Parent or by any related trade or business, whether or not incorporated, including single, multiple and multiemployer plans that is material to Parent and its Subsidiaries taken as a whole (collectively, the “Parent Employee Plans”).

(b)  No liability under Title IV or Section 302 of ERISA, or corresponding provisions of foreign laws or rules, has been incurred by Parent or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due), and other than any liability that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(c)  Each Parent Employee Plan has at all times been operated and administered in all respects in accordance with its terms and applicable law and regulatory requirements, including but not limited to ERISA and the Code, other than any failure to so operate or administer that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each Parent Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified or with respect to which the remedial amendment period under the Code has not expired.

(d)  None of Parent, any Parent Employee Plan, any trust created thereunder or, to the knowledge of Parent, any trustee or administrator thereof has engaged in a transaction in connection with which Parent, any Parent Employee Plan, any such trust or any trustee or administrator thereof, or any party dealing with any Parent Employee Plan or any such trust, would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA, a tax imposed pursuant to Section 4975, 4976 or 4980B of the Code, or similar foreign laws or rules, other than any such tax or penalty that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(e)  There are no pending, or, to the knowledge of Parent, threatened, claims by or on behalf of any Parent Employee Plan, by any employee or beneficiary covered under any such Parent Employee Plan or otherwise involving any such Parent Employee Plan other than routine claims for benefits and other than any claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, there are no pending or threatened audits or investigations involving any Parent Employee Plan by any Governmental Authority, except for those audits or investigations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.16    Compliance with Laws.    Since January 1, 2000, Parent and its Subsidiaries have, conducted and currently are conducting their business and operations in compliance with all applicable provisions of any laws, statutes, ordinances or regulations, except for any failures to be in compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.17    Environmental Matters.     Except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of Parent or any of its Subsidiaries, threatened by any Person against, Parent or any of its Subsidiaries with respect to any matters relating to or arising out of any Environmental Law; and (ii) Parent and its Subsidiaries are in compliance with all Environmental Laws.

Section 4.18    Ownership of Shares.    As of the date hereof, neither Parent nor any of its Subsidiaries owns any shares of TRW Common Stock other than four shares of TRW Common Stock owned by Parent. Neither Parent nor Merger Subsidiary beneficially owns, nor during the immediately preceding three years has beneficially owned, a sufficient number of shares of TRW Capital Stock that would make it an “interested shareholder” (as such term is defined in Section 1704.01(c)(8) of the Ohio Law) of TRW.

Section 4.19    Opinion of Financial Advisor.    Parent has received the opinion of Salomon Smith Barney, to the effect that, as of the date of its opinion, the Exchange Rate is fair from a financial point of view to Parent.

Section 4.20    Takeover Statutes.    As of the date of this Agreement, except for Chapter 1704 of the Ohio Revised Code and Section 1701.831 of the Ohio Law, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state apply to the Merger or the other transactions contemplated by this Agreement.

Section 4.21    Finders’ or Advisors’ Fees.    Except for Salomon Smith Barney, whose fees will be provided by Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.22    Intellectual Property; Software.    Except in each case where the failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and except as disclosed in Section 4.22(a) of the Parent Disclosure Letter, (i) Parent and its Subsidiaries own all right, title and interest in or have valid and enforceable rights to use, by license or other agreements, all of the Intellectual Property that is currently used in the conduct of Parent’s or any of its Subsidiary’s business, free of all liens, pledges, charges, options, rights of first refusal, security interests or other encumbrances of any kind, (ii) no action, claim, arbitration, proceeding, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) has commenced, been brought or heard by or before any Governmental Authority or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property owned or used by Parent or any of its Subsidiaries in connection with the business as currently conducted, including any claim or suit that alleges that any such Intellectual Property infringes, impairs, dilutes or otherwise violates the rights of others, and Parent and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third Person’s Intellectual Property and (iii) Parent or any of its Subsidiaries has not threatened or initiated any claim or action against any third party with respect to any Intellectual Property.

Section 4.23    Government Contracts.    To the knowledge of Parent with respect to its Government Contracts, there is, as of the date of this Agreement, no (i) civil fraud or criminal investigation by any Governmental Entity that would have a Material Adverse Effect on Parent, (ii) suspension or debarment proceeding (or equivalent proceeding) against Parent or any of its Subsidiaries that would have, or more likely than not would be expected to have, a Material Adverse Effect on Parent, (iii) request by the U.S. Government for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency or claim of defective pricing in excess of $40 million, (iv) dispute between Parent or any of its subsidiaries and the U.S. Government which, since December 31, 2000, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $40 million or (v) claim or equitable adjustment by Parent or any of its subsidiaries against the U.S. Government in excess of $40 million.

Section 4.24    Problems with Customers and Suppliers.    Since January 1, 2000: (a) no supplier or customer of Parent or any of its Subsidiaries has canceled or otherwise terminated its relationship with Parent or any of its Subsidiaries, except cancellations and terminations that, individually or in the aggregate, have not had, or more likely than not are not expected to have, a Material Adverse Effect on Parent; (b) to the knowledge of TRW, no supplier or customer of Parent or any of its Subsidiaries has provided written notice to Parent or any of its Subsidiaries of its intent either to terminate its relationship with Parent or any of its Subsidiaries or to cancel any material agreement with Parent or any of its Subsidiaries, except for such terminations and cancellations that would not, individually or in the aggregate, have, or more likely than not be expected to have, a Material Adverse Effect on Parent; (c) to the knowledge of Parent, none of the suppliers of Parent or any of its Subsidiaries is unable to continue to supply the products or services supplied to Parent or any of its Subsidiaries by such supplier, except for such inabilities that, individually or in the aggregate, have not had, or more likely than not are not expected to have, a Material Adverse Effect on Parent; and (d) Parent and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries taken as a whole.

Section 4.25    Certain Business Practices.    To the knowledge of Parent, within the past five years, none of Parent, any of its Subsidiaries or any directors, officers, agents or employees of Parent or any of its Subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

Section 4.26    No Knowledge of Breach.    Each of Parent and Merger Subsidiary acknowledges that as of the signing of this Agreement it has no knowledge of any misrepresentation or breach of warranty of TRW herein.

Section 4.27    No Additional Representations or Warranties.    Neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of a Parent other than as expressly set forth in this Article IV.

ARTICLE V

COVENANTS OF TRW

Section 5.1    Conduct of TRW.    TRW agrees that from the date of this Agreement until the Effective Time, TRW shall and shall cause its Subsidiaries to, subject to the last sentence of this Section 5.1, conduct their respective businesses in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing and subject to Section 5.4 and to the last sentence of this Section 5.1, and except as set forth in Section 5.1 of the TRW Disclosure Letter or as otherwise contemplated by this Agreement, without the prior written consent of Parent (which shall not be unreasonably withheld), from the date of this Agreement until the Effective Time:

(a)  except to the extent required to comply with their respective obligations hereunder or with applicable law, TRW shall not, and shall not permit any Subsidiary of TRW to, adopt or propose any change in its articles of incorporation, regulations, or similar organization or governing documents;

(b)  TRW shall not, and shall not permit any Subsidiary of TRW to, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of TRW or any of its Subsidiaries (other than transactions with or between direct and/or indirect wholly-owned Subsidiaries of TRW);

(c)  TRW shall not, and shall not permit any Subsidiary of TRW to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, TRW Capital Stock or capital stock of any class or series of any of its Subsidiaries other than (i) issuances of TRW Common Stock pursuant to the exercise of TRW Stock Options that are outstanding on the date of this Agreement or pursuant to TRW Stock Options or other stock-based awards granted in accordance with clause (ii) below, (ii) additional TRW Stock Options or other stock-based awards to acquire shares of TRW Common Stock granted under the terms of any TRW Stock Plans as in effect on the date of this Agreement in the ordinary course of business consistent with past practice and (iii) issuances in accordance with any dividend reinvestment plan as in effect on the date of this Agreement;

(d)  TRW shall not (i) split, combine, subdivide or reclassify its outstanding shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, subject to Section 7.6 and Section 7.11, other than regular quarterly cash dividends not in excess of $0.175 per quarter payable by TRW in respect of shares of TRW Common Stock and dividends payable in respect of shares of Series 1 Preferred Stock and Series 3 Preferred Stock in accordance with their respective terms;

(e)  except as provided in Section 5.2, TRW shall not, and shall not permit any Subsidiary of TRW to, redeem, purchase or otherwise acquire directly or indirectly any shares of TRW Capital Stock, TRW Convertible Securities or TRW Subsidiary Convertible Securities, except for repurchases, redemptions or acquisitions (x) required by or in connection with the terms of any TRW Stock Plan or (y) in accordance with any dividend reinvestment plan as in effect on the date of this Agreement in the ordinary course of the operations of such plan consistent with past practice and, in the case of each of clause (x) and clause (y) above, only to the extent consistent with Section 7.6;

(f)  TRW shall not, and shall not permit any Subsidiary of TRW to, except as may be required by law, enter into, adopt, amend, or terminate any bonus, profit sharing, compensation, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, strategic incentive, pension, retirement, deferred compensation, or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units), except to the extent Parent provides written consent thereto or as provided herein; provided, however, that this Section 5.1(f) and the following Section 5.1(g) shall not prevent TRW or its Subsidiaries from (i) entering into employment agreements or severance agreements with new employees in the ordinary course of business and consistent with past practice or (ii) increasing the compensation and benefits of any employees who are not officers or directors of TRW in the ordinary course of business consistent with past practice;

(g)  TRW shall not, and shall not permit any Subsidiary of TRW to: (i) grant any severance or termination pay or pension benefit or augmentation pursuant to severance or terminationto (or amend any such existing arrangement with) any director, officer, employee or consultant of TRW or any of its Subsidiaries, (ii) enter into any employment, retention, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer, employee or consultant of TRW or any of its Subsidiaries, (iii) enter into any new, or modify or amend the vesting and/or payment of, benefits payable under any existing severance or termination pay policies or employment or consulting agreements or (iv) modify or amend any compensation, bonus or other benefits payable to directors, officers, employees or consultants of TRW or any of its Subsidiaries;

(h)  TRW shall not, and shall not permit any of its Subsidiaries to, acquire a material amount of assets or property of any other Person in excess of the Capital Expenditure Budget (which is set forth in the TRW Disclosure Letter) except in the ordinary course of business consistent with past practice;

(i)  other than as contemplated by Section 7.1, TRW shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any material amount of assets or property except pursuant to existing contracts or commitments and except in the ordinary course of business consistent with past practice;

(j)  other than in the ordinary course of business consistent with past practice, TRW shall not (i) make or rescind, or permit to be made or rescinded, any material tax election with respect to TRW or any of its Subsidiaries, (ii) change any of its material methods of reporting income or deductions for Tax purposes, (iii) compromise, or permit to be compromised, any Tax liability of TRW material to TRW and its Subsidiaries that is material either individually or in the aggregate or (iv) issue a waiver to extend the period of limitations for the payment or assessment of any Tax;

(k)  TRW shall not adopt, or permit to be adopted, a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of TRW or any of its Subsidiaries (other than the Merger);

(l)  TRW shall not alter, or permit to be altered, through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure or ownership of any of its Subsidiaries;

(m)  TRW shall not, and shall not permit any of its Subsidiaries to, (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and except for obligations of Subsidiaries of TRW incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to Subsidiaries of TRW or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of TRW or any of its Subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(n)  TRW shall not, and shall not permit any of its Subsidiaries to, except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by such entities;

(o)  Except as required by GAAP, TRW shall not, and shall not permit any of its Subsidiaries to, revalue in any material respect any of its assets including without limitation writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

(p)  TRW shall not, and shall not permit any of its Subsidiaries to, settle or compromise any pending or threatened suit, action or claim that the settlement or compromise of which could have a Material Adverse Effect on TRW and its Subsidiaries taken as a whole;

(q)  TRW shall not, and shall not permit any of its Subsidiaries to, commence any material research and/or development project or terminate any material research and/or development project that is currently ongoing, in either case except (i) pursuant to existing contracts with customers; (ii) pursuant to government-funded projects, (iii) pursuant to TRW’s operating or strategic plans as in effect at the date of this Agreement, (iv) with respect to TRW’s aeronautical business, commitments which are required by the terms of the Master Agreement of Purchase and Sale between Goodrich Corporation and TRW dated as of June 18, 2002 and (v) for other projects (A) with respect to the commencement thereof, in which the amount to be expended for such projects does not exceed $50 million in the aggregate and (B) with respect to the termination thereof, in which the remaining amount which was to be expended for such project does not exceed $50 million in the aggregate; and

(r)  TRW shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Notwithstanding the foregoing but subject to Section 7.6, from the date hereof until the Effective Time, TRW and its Subsidiaries may (x) take the actions and engage in the activities specifically described in Section 5.1 of the TRW Disclosure Letter, (y) make acquisitions of property, assets or any business (other than pursuant to a merger or consolidation with or into TRW or any of its Subsidiaries) solely for cash so long as no one acquisition or series of related acquisitions involves the payment of consideration in an amount in excess of $100 million, and all acquisitions pursuant to this clause (y) do not involve the payment of consideration in excess of $200 million, in the aggregate, and (z) sell, transfer or otherwise dispose of assets or property so long as TRW and its Subsidiaries do not sell, transfer and otherwise dispose of assets and property pursuant to this clause (z) having a fair market value in excess of $100 million, in the aggregate.

Section 5.2    Redemption of Preferred Stock.    TRW shall redeem all outstanding shares of Series 1 Preferred Stock and Series 3 Preferred Stock in accordance with the articles of incorporation of TRW prior to the record date of the TRW Shareholder Meeting (as defined in Section 7.2(e)). Any cash paid to the holders of such shares shall be paid solely out of the assets of TRW, and Parent shall not contribute funds to Merger Subsidiary, or otherwise reimburse TRW or the Surviving Corporation, directly or indirectly, for such payment.

Section 5.3    IRS Ruling.

(a)  During the period commencing on the date hereof through the Effective Time, TRW (i) shall affirmatively pursue, and shall not withdraw the IRS Ruling without Parent’s prior written consent and (ii) shall not file any amendments or supplements to the IRS Ruling without having provided Parent with notice of the proposed amendments or supplements and an opportunity to provide comments on them to TRW. Parent may submit an additional IRS ruling request that reflects the proposed structure of the transactions contemplated hereby and addresses those matters of concern to Parent which relate to, among other things, any distribution or separation of TRW’s automotive business (the “Automotive Business”) which may be completed after the Effective Time and TRW shall reasonably cooperate, during normal business hours, in the preparation of such additional IRS ruling, including with respect to providing any reasonably requested information in connection therewith. For purposes of this Section 5.3, “IRS Ruling” means the ruling request submitted by TRW to the Internal Revenue Service dated April 22, 2002 and, for purposes of this Agreement other than this Section 5.3, “IRS Ruling” means the ruling request submitted by TRW to the Internal Revenue Service dated April 22, 2002, as it may be amended pursuant to this Section 5.3.

(b)  TRW shall, as promptly as practicable after receipt thereof, provide Parent with copies of any written comments by the IRS and advise Parent of any oral comments by, or communications with, the IRS regarding the IRS Ruling. TRW shall provide Parent with an opportunity to provide comments to TRW in connection with any response by TRW to comments received from the IRS regarding the IRS Ruling.

Section 5.4    Preparation for Separation of Automotive Business.    (a)  Prior to the Effective Time, TRW and Parent shall each cooperate with the other and use its (and cause their respective Subsidiaries to use their) respective reasonable best efforts to prepare for the separation of the Automotive Business promptly following the Closing; provided, however, that nothing herein shall require TRW or its Subsidiaries to take any action prior to the Closing which TRW may deem inadvisable on account of potential adverse business, tax, legal or other consequences, including on account of a potential adverse impact on the ability to consummate, or the timing of the consummation of, the transactions contemplated hereby.

(b)  Parent acknowledges that (i) TRW may continue to pursue and take steps in preparing for the Spin-Off substantially in accordance with the IRS Ruling and the Spinco Registration Statement on Form S-1 filed by TRW Automotive Inc. with the Commission on June 4, 2002 (the “Spinco Registration Statement”); and (ii) TRW may revise and file with the Commission amendments to the Spinco Registration Statement, including (x) completing any appropriate information not currently in the Spinco Registration Statement, and (y) in response to any comments of the Commission; provided, however, that no substantive and material changes shall be made (other than pursuant to the foregoing clause (x)) to the Spinco Registration Statement without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed). TRW shall provide Parent with a copy of any comments from the Commission on the Spinco Registration Statement and provide Parent an opportunity to comment in connection with any response thereto or amendments to the Spinco Registration Statement in connection therewith.

(c)  TRW and/or a Subsidiary of TRW may enter into an agreement to sell equity interests in TRW Automotive Inc. to an unaffiliated third party so long as the agreement is consistent with the terms and conditions set forth in Section 5.4(c) of the TRW Disclosure Letter.

(d)  TRW shall, and shall cause its Subsidiaries to, assist and cooperate with Parent in preparing for a transaction in which the Automotive Business will be separated from TRW’s other businesses, whether through a sale, the Spin-Off or otherwise to the extent provided below. Upon the reasonable request of Parent and at Parent’s sole cost and expense, TRW shall, and shall cause its Subsidiaries to:

(i)  reasonably assist Parent in its preparation for, and make its officers and employees reasonably available during normal business hours to participate in, presentations to prospective purchasers, investors or other parties with respect to whom Parent proposes to negotiate or consummate a transaction involving or relating to the Automotive Business (each, a “Proposed Transaction”);

(ii)  maintain the existence of TRW Automotive Inc. as a Delaware corporation and wholly-owned Subsidiary of TRW; and

(iii)  prepare unaudited financial statements for the Automotive Business as may be required by the rules of the Commission, as well as any other financial statements reasonably requested by Parent in connection with a Proposed Transaction.

(e)  TRW shall not, without the prior approval of Parent, enter into, and shall cause TRW Automotive Inc. not to enter into, any agreements or commitments with respect to the Spin-Off, except for (i) agreements or commitments which are entered into in accordance with Section 5.4(c), (ii) agreements or commitments which include transactions solely by and among TRW and any of its Subsidiaries, and (iii) agreements or commitments not otherwise addressed in clauses (i) and (ii) hereof so long as such agreements or commitments are conditioned upon the termination of this Agreement and do not provide for the giving of any consideration by TRW or any of its Subsidiaries other than contractual obligations prior to such termination. For the avoidance of doubt, except as specifically set forth in Section 5.3 and Section 5.4, TRW shall have no obligation to take any steps in furtherance of a transaction involving or relating to the Automotive Business, including the Spin-Off or any of the other transactions or actions contemplated by the Spinco Registration Statement.

ARTICLE VI

COVENANTS OF PARENT

Section 6.1    Conduct of Parent.    Parent agrees that from the date of this Agreement until the Effective Time, Parent and its Subsidiaries shall, subject to the last sentence of this Section 6.1, conduct their business in compliance in all material respects with all applicable laws and regulations and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing and subject to the last sentence of this Section 6.1, and except as set forth in Section 6.1 of the Parent Disclosure Letter or as contemplated by this Agreement, without the prior written consent of TRW (which shall not be unreasonably withheld), from the date of this Agreement until the Effective Time:

(a)  Except to the extent required to comply with their respective obligations hereunder or with applicable law, Parent shall not, and shall not permit any Subsidiary of Parent to, adopt or propose any change in its certificate of incorporation, bylaws or similar governing documents;

(b)  Parent shall not, and shall not permit any Subsidiary of Parent to, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than transactions with, between or involving direct and/or indirect wholly-owned Subsidiaries of Parent and/or TRW);

(c)  Parent shall not, and shall not permit any Subsidiary of Parent to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class or series of Parent or any of its Subsidiaries other than (i) issuances of Parent Common Stock pursuant to the exercise of Parent Stock Options that are outstanding on the date of this Agreement or pursuant to Parent Stock Options or other stock-based awards granted in accordance with clause (ii) below, (ii) additional Parent Stock Options or other stock-based awards to acquire shares of Parent Common Stock granted under the terms of any Parent Stock Plans as in effect on the date of this Agreement in the ordinary course of business consistent with past practice and (iii) issuances in accordance with any dividend reinvestment plan as in effect on the date of this Agreement;

(d)  Parent shall not (i) split, combine, subdivide or reclassify its outstanding shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, other than, subject to Sections 7.6 and 7.11, ordinary cash dividends in respect of the Parent Common Stock which are not in excess of the amounts paid in the immediately preceding fiscal year of Parent;

(e)  Parent shall not, and shall not permit any Subsidiary of Parent to, redeem, purchase or otherwise acquire directly or indirectly any shares of capital stock of Parent, Parent Convertible Securities or Parent Subsidiary Convertible Securities, except for repurchases, redemptions or acquisitions (x) required by or in connection with the terms of any Parent Stock Plan or (y) in accordance with any dividend reinvestment plan as in effect on the date of this Agreement in the ordinary course of the operations of such plan consistent with past practice and, in the case of each of (x) and (y) above, only to the extent consistent with Section 7.6;

(f)  Parent shall not, and shall not permit any of its Subsidiaries to, acquire a material amount of assets or property of any other Person (other than a direct or indirect wholly-owned Subsidiary of Parent) except in the ordinary course of business consistent with past practice;

(g)  Other than as contemplated by Section 7.1, Parent shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any material amount of assets or property (except transfers, leases, licenses or assignments involving a direct or indirect wholly-owned Subsidiary of Parent) except pursuant to existing contracts or commitments and except in the ordinary course of business consistent with past practice; and

(h)  Parent shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Notwithstanding the foregoing but subject to Sections 6.6 and 7.6, from the date hereof until the Effective Time, Parent and its Subsidiaries may (x) make acquisitions of property, assets or any business (whether pursuant to a merger or consolidation with or into Parent, or any Subsidiary thereof) so long as all such acquisitions do not involve the payments of consideration in an amount in excess of $500 million in the aggregate, and (y) sell, transfer or otherwise dispose of assets, property or any business so long as Parent and its Subsidiaries do not sell, transfer and otherwise dispose of assets, property or any business pursuant to this clause (y) having a fair market value in excess of $1.5 billion in the aggregate.

Section 6.2    Obligations of Merger Subsidiary.    Parent shall take all actions necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms but subject to the conditions set forth in this Agreement.

Section 6.3    Director and Officer Liability.

(a)  Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, to the fullest extent permitted under applicable law, the individuals who on or prior to the Effective Time were officers or directors of TRW or its Subsidiaries (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of TRW or its Subsidiaries at any time prior to the Effective Time. With respect to all acts or omissions by them in their capacities as such or taken at the request of TRW or its Subsidiaries at any time prior to the Effective Time. Parent agrees that, and Parent agrees to cause the Surviving Corporation to agree that, all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the respective articles of incorporation or regulations (or comparable organizational and governing documents) of TRW and its Subsidiaries as now in effect and any indemnification agreements or arrangements of TRW or its Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by law. In addition, the Surviving Corporation shall pay any expenses of any Indemnitee under this Section 6.3 as incurred to the fullest extent permitted under applicable law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable law.

(b)  From and after the Effective Time, Parent shall cause (i) the articles of incorporation and regulations of the Surviving Corporation to contain provisions no less favorable with respect to limitation of certain liabilities of directors, officers and Employee/Agent Indemnitees and indemnification than are set forth as of the date of this Agreement in the articles of incorporation and regulations of TRW and (ii) the articles of incorporation and regulations (or similar organizational and governing documents) of each Subsidiary of Surviving Corporation to contain provisions no less favorable with respect to limitation of certain liabilities of directors, officers, and Employee/Agent Indemnitees and indemnification than are set forth as of the date of this Agreement in the articles of incorporation or regulations (or similar organizational and governing documents) of such respective Subsidiaries. For purposes of this Agreement, “Employee/Agent Indemnitees” means the employees and agents indemnified pursuant to this Section 6.3(b). For purposes of this Agreement, “Indemnitees” means the D&O Indemnitees and the Employee/Agent Indemnities.

(c)  In the event any Action is asserted or made, any determination required to be made with respect to whether an Indemnitee’s conduct complies with the standards set forth under the Ohio Law, the applicable organizational documents of TRW or its Subsidiaries or any indemnification agreements or arrangements of TRW or its Subsidiaries, as the case may be, shall be made by independent legal counsel selected by Parent and reasonably acceptable to such Indemnitee; provided, however, that nothing in this Section 6.3 shall impair any rights of any current or former director or officer of TRW or its Subsidiaries, including pursuant to the respective certificates of incorporation or bylaws of Surviving Corporation or TRW, or their respective subsidiaries, under Ohio law or otherwise.

(d)  Each of Parent, the Surviving Corporation and the Indemnitee shall cooperate, and cause their respective affiliates to cooperate, in the defense of any Action and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)  For the six-year period commencing immediately after the Effective Time, Surviving Corporation shall either (i) maintain in effect TRW’s current directors’ and officers’ liability insurance policies providing coverage as respects acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by TRW’s directors’ and officers’ liability insurance policy on terms and at limits no less favorable to TRW’s directors and officers currently covered by policies in effect on the date hereof or (ii) a directors’ and officers’ insurance policy for the exclusive benefit of those persons who are currently covered by TRW’s directors’ and officers’ liability insurance policy from a financially sound and nationally reputable carrier which (1) is at least as favorable to the Persons currently covered by TRW’s directors’ and officers’ liability insurance in effect as of the date hereof and (2) will at a minimum have the same terms and limits as TRW’s directors’ and officers’ liability insurance policies in effect as of the date hereof; provided, however, that, if TRW’s current directors’ and officers’ liability insurance expires, is terminated or is canceled during such six-year period, Parent shall, or shall cause the Surviving Corporation to, obtain directors’ and officers’ liability insurance covering such acts or omissions with respect to each such Person on terms and at limits no less favorable to TRW’s directors and officers currently covered by policies in effect immediately prior to the date of such expiration, termination or cancellation; provided, however, that Parent shall not be required to pay premiums in excess of the amounts set forth in Section 6.3(e)(i) of the Parent Disclosure Letter. TRW and Parent shall cooperate to make any arrangements necessary to obtain or continue such directors’ and officers’ liability insurance for such six-year period, including the pre-payment of a premium to the applicable insurance providers of such amounts as is necessary to provide the coverage contemplated by this Section 6.3(e)(ii).

(f)  The provisions of this Section 6.3(i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(g)  In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.3.

(h)  The obligations of Parent and the Surviving Corporation under this Section 6.3 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.3 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.3 applies shall be third party beneficiaries of this Section 6.3).

Section 6.4    Stock Exchange Listing.    Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Section 6.5    Employee Benefits.

(a)  From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their terms all benefits and obligations under TRW Employee Plans accrued as of the Effective Time, each as in effect on the date of this Agreement (or as amended as contemplated or permitted hereby or with the prior written consent of Parent). Subject to the previous sentence and Section 6.5(b), no provision of this Agreement shall be construed as a limitation on the right of Parent or the Surviving Corporation to amend or terminate any TRW Employee Plan to the extent permitted by the terms thereof (as in effect on the date hereof) and applicable law. The parties hereto agree that the consummation of the merger will constitute a “Change of Control” for purposes of all TRW Employee Plans in which such concept is relevant, including the TRW Employee Plans set forth in Section 6.5(a) of the TRW Disclosure Letter.

(b)  For a period of at least two years following the Effective Time, Parent shall provide to employees of TRW and its Subsidiaries as of the Effective Time (“Affected Employees”), for so long as such Affected Employees remain employed by Parent or its Subsidiaries, employee benefits (including salary, the opportunity to earn performance based incentive compensation and the opportunity to earn stock-based benefits) which, in the aggregate and regardless of the form of such benefits, are at least as favorable as the benefits provided pursuant to TRW’s or its Subsidiaries’ (as applicable) employee benefit plans, programs, policies and arrangements immediately prior to the Effective Time. The foregoing shall not be construed to prevent (i) the amendment or termination of any particular plan or program or (ii) the termination of employment of any individual Affected Employee; provided, however, that during such two-year period Parent shall not amend or terminate TRW’s severance policy.

(c)  Parent shall, or shall cause the Surviving Corporation to, give Affected Employees full credit, solely for purposes of eligibility and vesting, under severance benefit, vacation and other employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent (to the extent such Affected Employees participate in any such employee benefit plan or arrangement) for such Affected Employees’ service with TRW or any Subsidiary of TRW to the same extent recognized by TRW immediately prior to the Effective Time for similar TRW employee benefit plans or arrangements.

(d)  Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans of Parent that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that were in effect with respect to such employees as of the Effective Time under any welfare plan maintained by TRW for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time during the same plan year in which such co-payments and deductibles were paid.

Section 6.6    Certain Transactions.    Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) cause any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority issuing or entering an order prohibiting the consummation of the merger, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay the consummation of the Merger.

ARTICLE VII

COVENANTS OF PARENT AND TRW

Section 7.1    Reasonable Best Efforts.

(a)  Subject to Section 7.1 of the TRW Disclosure Letter and Section 7.1(b), TRW and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under the HSR Act, the EC Merger Regulation or any other foreign or supranational antitrust, competition or trade regulation law, regulation or statute, or any amendments to any thereof) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information and in addition to Section 7.1(c), TRW and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to TRW and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

(b)  Without limiting the generality of Section 7.1(a), Parent and TRW shall:

(i)  each use their respective reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the End Date (as defined in Section 9.1), including, without limitation, defending through litigation on the merits any claim asserted in any court by any Person; and

(ii)  each use their respective reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including, with respect to Parent, Parent shall take all such actions, including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent (or any of its Subsidiaries) and (y) otherwise taking or committing to take actions that limit Parent or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing; provided, however, that Parent shall not be required to take any such actions which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, long term earning capacity or financial condition of Parent and its Subsidiaries (including the Surviving Corporation) taken as a whole. TRW shall take such of the foregoing actions as Parent may request; provided that any such action that is not an express condition to the Merger may be conditioned upon the consummation of the Merger.

(c)  Parent and TRW shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and shall reasonably cooperate in connection with obtaining all required approvals or consents of any Governmental Authority. In that regard, each party shall without limitation: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority, (iii) not participate in any meeting, teleconference or videoconference with any such Governmental Authority unless it first consults with the other and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat, (iv) furnish the other with copies of all correspondence, filings and communications between it and any such Governmental Authority with respect to this Agreement or the Merger and (v) furnish the other with such necessary information and reasonable assistance as Parent or TRW may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Parent and TRW may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.1(c) as “counsel only.” Such materials and the information contained therein shall be given only to such legal counsel of the recipient that does not prepare, negotiate, advise or otherwise assist with matters relating to the commercial agreements or arrangements of Parent or its Subsidiaries and shall not be disclosed by such counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or TRW, as the case may be) or its legal counsel.

Section 7.2    Preparation of Proxy Statement; Shareholder Meetings.

(a)  As promptly as reasonably practicable following the date hereof, TRW and Parent shall cooperate in preparing and each shall cause to be filed with the Commission mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the TRW shareholders at the TRW Shareholder Meeting and the matters to be submitted to the Parent stockholders at the Parent Stockholder Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and Parent shall prepare and file with the Commission a registration statement on Form S-4 with respect to the issuance of Parent Common Stock issuable in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). The Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the Form S-4 as Parent’s prospectus. Each of TRW and Parent shall use their respective reasonable best efforts to have the Proxy Statement/Prospectus cleared by the Commission and the Form S-4 declared effective by the Commission and to keep the Form S-4 effective as long as is necessary to consummate the Merger and any other transactions contemplated thereby. TRW and Parent shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments, and advise the other party of any oral comments or communications regarding the Proxy Statement/Prospectus or Form S-4 received from the Commission. TRW and Parent shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 prior to filing the same with the Commission, and such parties will provide promptly each other with a copy of all such filings made with the Commission. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided, however, that with respect to documents filed by a party which are incorporated by reference in the Form S-4 or Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to this Agreement, the transactions contemplated hereby or the other party or its business, financial condition or results of operations; and provided, further, that TRW, in connection with a Change in the TRW Recommendation (as defined in Section 7.2(e)), and Parent, in connection with a Change in the Parent Recommendation (as defined in Section 7.2(d)), may amend or supplement the Proxy Statement/Prospectus or Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment (as defined below) to effect such a change, and in such event, this right of approval shall apply only with respect to information relating to this Agreement, the transactions contemplated hereby or the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions accurately described. A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement/Prospectus or Form S-4 (including by incorporation by reference) to the extent it contains (i) a Change in the TRW Recommendation or a Change in the Parent Recommendation, (ii) a statement of the reasons of the Board of Directors of TRW or Parent, as the case may be, for making such Change in the TRW Recommendation or Change in the Parent Recommendation and (iii) additional information reasonably related to the foregoing.

(b)  TRW will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the shareholders of TRW, and Parent will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Stockholders of Parent, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of Parent and TRW shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the Commission for amendment of the Proxy Statement/Prospectus or the Form S-4.

(c)  If at any time prior to the Effective Time, any information relating to TRW or Parent, or any of their respective affiliates, officers or directors, should be discovered by TRW or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, as the case may be, so that such documents would not include any misstatement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, TRW and Parent shall cooperate to cause an appropriate amendment or supplement describing such information promptly to be filed with the Commission and disseminated to the shareholders of TRW and the stockholders of Parent.

(d)  Parent shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Parent and TRW (the “Parent Stockholder Meeting”) for the purpose of obtaining any Parent Stockholder Approval required to consummate the transactions contemplated by this Agreement and shall take all lawful action to solicit the approval of the issuance of Parent Common Stock pursuant to the Merger. In furtherance of the foregoing, the Board of Directors of Parent shall recommend the approval of the issuance of shares of Parent Common Stock pursuant to the Merger by the stockholders of Parent to the effect as set forth in Section 4.2(b) (the “Parent Recommendation”), and Parent shall not, unless TRW makes a Change in the TRW Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to TRW such recommendation or (y) take any action or make any statement in connection with the Parent Stockholder Meeting inconsistent with such recommendation (collectively, a “Change in the Parent Recommendation”); provided, however, any action or statement under clause (y) will not be deemed a Change in the Parent Recommendation if (I) such action or statement is taken or made pursuant to advice of outside legal counsel, to the effect that such action or statement is required by applicable law and (II) such action or statement also includes a reaffirmation of the Parent Board of Directors’ approval of the Merger and the other transactions contemplated hereby and recommendation to the Parent stockholders to approve the issuance of Parent Common Stock pursuant to the Merger.

(e)  TRW shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders on a date determined in accordance with the mutual agreement of TRW and Parent (the “TRW Shareholder Meeting”) for the purpose of obtaining the TRW Shareholder Approval with respect to the transactions contemplated by this Agreement (including the Merger) and shall take all lawful action to solicit the adoption of this Agreement. In furtherance of the foregoing, the Board of Directors of TRW shall recommend adoption of this Agreement by the shareholders of TRW to the effect as set forth in Section 3.2(b) (the “TRW Recommendation”), and shall not, subject to Section 7.12(e), unless Parent makes a Change in the Parent Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or (y) take any action or make any statement in connection with the TRW Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in the TRW Recommendation”); provided, however, any action or statement under clause (y) will not be deemed a Change in the TRW Recommendation if (I) such action or statement is taken or made pursuant to advice of outside legal counsel, to the effect that such action or statement is required by applicable law, (II) if an Acquisition Proposal (as defined in Section 7.12(f)) with respect to TRW shall have been publicly announced or otherwise communicated to the senior management, the Board of Directors or shareholders of TRW (a “TRW Public Proposal”) and not rescinded, so long as such action or statement does not relate to such TRW Public Proposal other than providing any factual statement required by any regulatory authority (including the Commission) and so long as such action or statement includes a rejection of such TRW Public Proposal, and (III) such action or statement also includes a reaffirmation of the TRW Board of Directors’ approval of the Merger and the other transactions contemplated hereby and recommendation to the TRW shareholders to adopt this Agreement.

Section 7.3    Letters of the Accountants.

(a)  TRW shall use its reasonable best efforts to cause to be delivered to Parent two letters from TRW’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b)  Parent shall use its reasonable best efforts to cause to be delivered to TRW two letters from Parent’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to TRW, in form and substance reasonably satisfactory to TRW and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 7.4    Certain Filings.    Parent shall promptly take any actions required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in connection with the Merger. TRW and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement/Prospectus or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.5    Access to Information; Confidentiality.

(a)  Subject to each of TRW’s or Parent’s, as the case may be, reasonable determination regarding limitations required by applicable law or contractual arrangements and except to the extent access would compromise such party’s actual or potential competitive position or is otherwise made exempt by Section 7.5 of the TRW Disclosure Letter, from the date hereof until the Effective Time, TRW and Parent shall upon reasonable request give the other party, its counsel, financial advisors, auditors and other authorized representatives access to the offices, properties, books and records of such party and its Subsidiaries during normal business hours, furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and shall instruct its own employees, counsel and financial advisors to cooperate with the other party in its investigation of the business of TRW or Parent, as the case may be; provided, however, that no investigation of the other party’s business shall affect any representation or warranty given by either party hereunder, and neither party shall be required to provide any such information if the provision of such information may cause a waiver of an attorney-client privilege.

(b)  From the date hereof and until the termination of this Agreement in accordance with its terms, the effectiveness of the Confidentiality Agreement dated May 5, 2002 between Parent and TRW (the “Confidentiality Agreement”) shall be suspended; provided, however, that each of the related letter agreements entered into by Representatives (as defined in the Confidentiality Agreement) shall remain in full force and effect. All information obtained by Parent or TRW pursuant to Section 7.5(a) and all other Evaluation Material (as defined in the Confidentiality Agreement) will be held in confidence and not disclosed by Parent or TRW, as the case may be, or its Representatives to any person or used by Parent or TRW, as the case may be, or its Representatives other than directly or indirectly in connection with the transactions contemplated by this Agreement; provided, however, that each party hereto or its Representatives may disclose such information to the extent disclosure of such information is required in order to avoid violating applicable legal, regulatory or stock exchange requirements or to enforce or defend claims under this Agreement and such party is not otherwise in breach of this Section 7.5(b) or the Confidentiality Agreement. Except as otherwise expressly provided in this Agreement, each party further agrees to disclose such information only to those Representatives who need to know such information to effect the transactions contemplated by this Agreement and who are informed of its confidential nature. Each of Parent and TRW, as the case may be, agrees to be fully responsible for any breach of this Agreement by any of its Representatives. Upon the termination of this Agreement, the Confidentiality Agreement shall cease to be suspended and the information obtained by Parent or TRW pursuant to Section 7.5(a) shall again constitute Evaluation Material for purposes of the Confidentiality Agreement and shall be subject thereto. “Representatives” of any party shall mean the subsidiaries and affiliates (as such term is used in Rule 12b-2 under the Exchange Act, of such party and the respective directors, officers, employees, representatives and agents of such party, and such party’s subsidiaries and affiliates.

Section 7.6    Tax Treatment.

(a)  Neither Parent nor TRW shall, nor shall they permit their Subsidiaries to, take any action or fail to take any action which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)  Parent shall provide to Gibson, Dunn & Crutcher LLP (or such other counsel reasonably acceptable to Parent) and PricewaterhouseCoopers LLP (or such other counsel reasonably acceptable to TRW) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 8.2(b) and 8.3(b). TRW shall provide to PricewaterhouseCoopers LLP (or such other counsel reasonably acceptable to Parent) and Gibson, Dunn & Crutcher LLP (or such other counsel reasonably acceptable to TRW) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 8.2(b) and 8.3(b).

Section 7.7    Public Announcements.    The initial press release with respect to the Merger shall be a joint press release, to be agreed upon by Parent and TRW. Thereafter, Parent and TRW will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby to the extent not previously issued or made in substance and shall not issue any press release or make any public statement without the prior consent of the other party, whose consent shall not be unreasonably withheld or delayed.

Section 7.8    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of TRW or Merger Subsidiary, as the case may be, any deeds, bills of sale, assignments, assurances or other documents, or instruments, and to take any other actions and do any other things, in the name and on behalf of TRW or Merger Subsidiary, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of TRW acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and to otherwise accomplish the purpose and intent of this Agreement and the transactions contemplated hereby.

Section 7.9    Notices of Certain Events.

(a)  Each of TRW and Parent shall promptly notify the other party of:

(i)  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement if the failure of TRW or Parent, as the case may be, to obtain such consent could be material to TRW or Parent as applicable; and

(ii)  any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(b)  TRW and Parent shall promptly notify the other party of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement the consummation of the transactions contemplated by this Agreement.

Section 7.10    Affiliates.    As soon as practicable after the date hereof and in any event not less than 30 days prior to the Effective Time, TRW shall deliver to Parent a letter identifying all Persons who, in the opinion of TRW, may be, as of the date of such delivery, its “affiliates” for purposes of Rule 145 under the Securities Act. TRW shall use its reasonable best efforts to cause the delivery to Parent of letter agreements in form and substance reasonably satisfactory to Parent from each Person identified in the letter delivered by TRW pursuant to the preceding sentence, pursuant to which each such Person shall covenant and agree not to sell, transfer, or otherwise dispose of the Parent Common Stock received by such person in the Merger except in compliance with the requirements of Rule 145 promulgated under the Securities Act of 1933, as amended, as well as other matters customarily addressed in such affiliate letter agreements.

Section 7.11    Payment of Dividends.    From the date of this Agreement until the Effective Time, Parent and TRW will coordinate with each other regarding the declaration of dividends in respect of the shares of Parent Common Stock and the shares of TRW Capital Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of shares of TRW Common Stock will not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of TRW Common Stock and the shares of Parent Common Stock any holder of shares of TRW Common Stock receives in exchange therefor in connection with the Merger.

Section 7.12    No Solicitation.

(a)  Immediately upon the execution hereof, TRW shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated, and instruct its officers, directors, employees, financial advisors, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any Acquisition Proposal.

(b)  From and after the execution of this Agreement, TRW shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its officers, directors, employees, financial advisors, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect thereto or engage in substantive discussions or negotiations with any Person with respect thereto, or, in connection with any Acquisition Proposal or potential Acquisition Proposal, disclose any nonpublic information relating to it or its Subsidiaries or afford access to the properties, books or records of it or its Subsidiaries to any Person that has made, or, to such party’s knowledge, is considering making, any Acquisition Proposal; provided, however, in the event that TRW shall receive an Acquisition Proposal that could result in a Superior Proposal that was not solicited by it after the date hereof and did not otherwise result from a breach of this Section 7.12, then (i) TRW or its representatives may make such inquiries or conduct such discussions with respect to such Acquisition Proposal as the Board of Directors of TRW, after consultation with outside legal counsel, may deem reasonable to inform itself for the purpose of exercising its fiduciary duties and (ii) if the Board of Directors of TRW by a majority vote determines in good faith (after receiving advice of a financial adviser of nationally recognized reputation) that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, TRW and its representatives may conduct such additional discussions or provide such information as the Board of Directors of TRW may determine, but only if, prior to such additional discussions or such provision of information (A) the Person making the Acquisition Proposal shall have entered into a confidentiality and standstill agreement no less restrictive than the Confidentiality Agreement and the confidentiality provisions contained in Section 7.5 hereof and (B) the Board of Directors of TRW by a majority vote shall have determined in good faith, after consultation with outside legal counsel, that such actions may be required to satisfy the Board’s fiduciary duties.

(c)  Nothing contained in this Agreement shall prevent the Board of Directors of TRW from complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal.

(d)  Upon receiving any unsolicited Acquisition Proposal (or any material amendment, material supplement or material change to any previously submitted Acquisition Proposal), TRW shall promptly (and in no event later than two business days after receipt of any Acquisition Proposal or material amendment, material supplement or material change thereto) notify Parent, of the receipt of such Acquisition Proposal or amendment, supplement or change to any previously received Acquisition Proposal and the identity of the Person making such proposal or submitting such amendment, supplement or change.

(e)  Except as set forth in this Section 7.12(e), the Board of Directors of TRW shall not withdraw its recommendation of the transactions contemplated by this Agreement or approve or recommend, or cause TRW to enter into any agreement with respect to, any Acquisition Proposal. Notwithstanding the foregoing, if the Board of Directors of TRW by a majority vote determines in good faith, after consultation with outside legal counsel, that it may be required to satisfy its fiduciary duties, the Board of Directors of TRW may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal, or cause TRW to enter into an agreement with respect to a Superior Proposal, but in each case only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Board of Directors of TRW has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying such Person making such Superior Proposal and (ii) if Parent does not, within five business days of Parent’s receipt of the Notice of Superior Proposal, make an offer which the Board of Directors of TRW by a majority vote determines in good faith (based on the advice of a financial advisor of nationally recognized reputation) to be as favorable to TRW’s shareholders as such Superior Proposal; provided, however, TRW shall not be entitled to enter into any agreement with respect to a Superior Proposal unless this Agreement has been or concurrently is terminated by its terms pursuant to Section 9.1 and TRW has paid any amounts due to Parent pursuant to Section 9.4(b).

(f)  For purposes of this Agreement, “Acquisition Proposal” means, except for the sale of TRW’s aeronautical systems business in accordance with the Master Agreement of Purchase and Sale, dated June 18, 2002, between TRW and Goodrich Corporation, any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition, purchase or conveyance of a business or asset of TRW or any of its Subsidiaries that constitutes 30% or more of the net revenues, net income or assets of TRW and its Subsidiaries, taken as a whole; (ii) direct or indirect acquisition, purchase or conveyance of 30% or more of any class of equity securities of TRW or any of its Subsidiaries whose business constitutes 30% or more of the net revenues, net income or assets of TRW and its Subsidiaries, taken as a whole; (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 30% or more of any class of equity securities of TRW, or any of its Subsidiaries whose business constitutes 30% or more the net revenues, net income or assets of TRW and its Subsidiaries, taken as a whole; or (iv) merger, consolidation, business combination or similar transaction involving TRW, including a transaction that contemplates the conveyance or other disposition of a portion of the assets or a business of TRW or any of its Subsidiaries to a third party and/or the shareholders of TRW prior to the consummation of such transaction, where such transaction, together with such conveyance or other disposition, if any, constitutes 30% or more of the net revenue, net income or assets of TRW and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal with terms that the Board of Directors of TRW determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal and this Agreement deemed relevant by such Board of Directors) is more favorable to its shareholders than the Merger.

Section 7.13    Takeover Statutes.    If any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties and its Board of Directors shall use their respective reasonable best efforts to grant or secure any required consents or approvals and take all such actions as are reasonable and legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects (including any resulting delays) of any such statute or regulation on the transactions contemplated hereby.

Section 7.14    Section 16(b).    Parent and TRW shall take all such steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of TRW (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of TRW or (b) at the Effective Time, shall become a director or officer of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the Commission to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 7.15    Pending Litigation.    Parent and TRW shall cause the lawsuits with the captions (i) Northrop Grumman Corporation v. TRW Inc. et al., No. 1:02CV400 (United States District Court for the Northern District of Ohio), (ii) TRW Inc. v. Northrop Grumman Corporation et al., No. C-2-02-197 (United States District Court for the Southern District of Ohio) and (iii) Northrop Grumman Corporation v. TRW Inc. et al., No. 02-3446 (United States Court of Appeals for the Sixth Circuit) to be dismissed with prejudice as soon as reasonably practicable following the date hereof.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1    Conditions to the Obligations of Each Party.    The obligations of TRW, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

(a)  Shareholder/Stockholder Approval.    (i) TRW shall have obtained the TRW Shareholder Approval by the shareholders of TRW in connection with the adoption of this Agreement, and (ii) Parent shall have obtained the Parent Stockholder Approval by the stockholders of Parent in connection with the issuance of Parent Common Stock pursuant to this Agreement;

(b)  HSR Act.    Any applicable waiting period (including any extension thereof) under the HSR Act relating to transactions contemplated by this Agreement (including the Merger) shall have expired or been terminated;

(c)  EC Merger Regulation.    The approval by the European Commission of the transactions contemplated by this Agreement (including the Merger) shall have been obtained pursuant to the EC Merger Regulation;

(d)  No Injunctions or Restraints.    No provision of any applicable law or regulation and no judgment, injunction (preliminary or permanent), order or decree that makes illegal or otherwise prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect;

(e)  Effectiveness of Form S-4.    The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission;

(f)  Exchange Listing.    The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

(g)  Other Governmental Approvals.    (A) All required approvals or consents of any Governmental Authority in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired) unless the failure to receive any such approvals or consents would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent (including the Surviving Corporation) at or after the Effective Time and (B) all such approvals and consents which have been obtained shall be on terms that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent (including the Surviving Corporation) at or after the Effective Time.

Section 8.2    Conditions to the Obligations of Parent and Merger Subsidiary.    The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)  Performances of Obligations; Representations and Warranties.    (i) TRW shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of TRW contained in this Agreement and in any certificate or other writing delivered by TRW pursuant hereto (A) if subject to any limitations as to “materiality” or “Material Adverse Effect,” shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (B) if not subject to any limitations as to “materiality” or “Material Adverse Effect,” shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TRW and (iii) Parent shall have received a certificate signed by an executive officer of TRW on its behalf to the foregoing effect; and

(b)  Tax Opinion.    Parent shall have received from Gibson, Dunn & Crutcher LLP (or other counsel reasonably acceptable to Parent) (i) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) an opinion, on the basis of representations and assumptions set forth in such opinion, that each of Parent, Merger Subsidiary and TRW shall be a party to the reorganization within the meaning of Section 368(b) of the Code, and neither opinion shall have been withdrawn as of the Effective Time. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Parent and TRW that are provided pursuant to Section 7.6(b) of this Agreement.

Section 8.3    Conditions to the Obligations of TRW.    The obligation of TRW to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)  Performances of Obligations; Representations and Warranties.    (i) Parent shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto (A) if subject to any limitations as to “materiality” or “Material Adverse Effect,” shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (B) if not subject to any limitations as to “materiality” or “Material Adverse Effect,” shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and (iii) TRW shall have received a certificate signed by an executive officer of Parent on its behalf to the foregoing effect; and

(b)  Tax Opinion.    TRW shall have received from PricewaterhouseCoopers LLP (or other counsel reasonably acceptable to TRW), (i) an opinion on the basis of representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) an opinion, on the basis of the representations and assumptions set forth in such opinion, and that each of Parent, Merger Subsidiary and TRW shall be a party to the reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn as of the Effective Time. In rendering this opinion, counsel shall be entitled to rely upon representations of officers of Parent and TRW that are provided pursuant to Section 7.6(b) of this Agreement.

Section 8.4    Frustration of Closing Conditions.    None of TRW, Parent or Merger Subsidiary may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.1.

Section 8.5    Certain Provisions.    It is expressly acknowledged and agreed by the parties hereto that, notwithstanding anything to the contrary contained in this Agreement, none of (i) the consummation of the Spin-Off, (ii) the mutual agreement as to amendments to the IRS Ruling pursuant to Section 5.3 hereof and (iii) the taking of further actions in furtherance of the Spin-Off pursuant to Section 5.4 hereof are conditions precedent to the consummation of the Merger.

ARTICLE IX

TERMINATION AND EXPENSES

Section 9.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (except as provided below, notwithstanding any approval of this Agreement by the shareholders of TRW or stockholders of Parent):

(a)  by mutual written consent of TRW and Parent;

(b)  by either TRW or Parent,

(i)  if the Merger has not been consummated as of December 31, 2002 (the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of any of the conditions set forth in Section 8.1(b), 8.1(c), 8.1(d) and 8.1(g) and (y) all other conditions set forth in Article VIII have heretofore been satisfied or waived or are capable of being satisfied, then such date shall automatically be extended to March 31, 2003 (which shall then be the “End Date”); provided, further, that at the End Date the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any obligation under this Agreement has caused or resulted in the failure of the Effective Time to occur on or before the End Date;

(ii)  if the TRW Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of TRW shareholders or any adjournment thereof; or

(iii)  if the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Parent stockholders or any adjournment thereof;

(c)  by either TRW or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent, Merger Subsidiary or TRW from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided, however, that the terminating party has fulfilled its obligations under Section 7.1;

(d)  by TRW, if the Board of Directors of Parent shall have made a Change in the Parent Recommendation, whether or not permitted by the terms hereof, or shall have failed to call the Parent Stockholder Meeting in accordance with Section 7.2(d);

(e)  by Parent, if the Board of Directors of TRW shall have made a Change in the TRW Recommendation, whether or not permitted by the terms hereof, or shall have failed to call the TRW Shareholder Meeting in accordance with Section 7.2(e), or shall have recommended a Superior Proposal;

(f)  by either Parent or TRW, if there shall have been a breach by the other of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2(a) (in the case of a breach by TRW) or Section 8.3(a) (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(g)  by TRW at any time, if the Board of Directors of TRW has complied with the provisions of Section 7.12(e).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.1, specifying the provision hereof pursuant to which such termination is effected.

Section 9.2    Procedure for Termination.    A termination of this Agreement by Parent or TRW pursuant to Section 9.1 shall, in order to be effective, require action by Parent’s or TRW’s Board of Directors, as the case may be.

Section 9.3    Effect of Termination.    If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except (i) as set forth in Section 9.4, (ii) that the agreements contained in this Section 9.3, in Section 7.5(b), Section 10.4, and (to the extent set forth therein) in the Confidentiality Agreement, shall survive the termination hereof and (iii) that no such termination shall relieve any party of any liability or damages resulting from any willful breach by that party of this Agreement.

Section 9.4    Expenses.

(a)  Except as specifically provided in this Section 9.4 or otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated, except that (i) filing fees in connection with the filing with the Commission of the Form S-4 and the Proxy Statement/Prospectus, (ii) all printing, mailing and related expenses incurred in connection with printing and mailing of the Form S-4 and the Proxy Statement/Prospectus, (iii) any real estate transfer taxes imposed on the shareholders of TRW as a result of the Merger shall be paid by the Surviving Corporation (and Parent shall not contribute funds to Merger Subsidiary or the Surviving Corporation to fund such amounts, or otherwise reimburse the Surviving Corporation, directly or indirectly, for such amounts) and (iv) all other expenses not directly attributable to any one of the parties shall be shared equally by Parent and TRW.

(b)  In the event that this Agreement is terminated pursuant to:

(i)  Section 9.1(e) or Section 9.1(g); or

(ii)  Section 9.1(b)(ii), and, at the time of the TRW Shareholder Meeting at which TRW failed to obtain the requisite vote, there shall be outstanding, or there shall have been under consideration by TRW, or there shall have been publicly announced a plan or proposal with respect to an Acquisition Proposal, and within twelve months thereafter (A) TRW enters into an agreement with respect to an Acquisition Proposal or (B) a transaction constituting an Acquisition Proposal occurs (assuming for purposes of clause (B) of this Section 9.4(b)(ii) that the references to 30% in the definition of Acquisition Proposal are 50%), in each case involving any party (or any affiliate thereof) (x) with whom TRW (or its agents) had negotiations in connection with an Acquisition Proposal, (y) to whom TRW (or its agents at TRW’s direction) furnished information in connection with an Acquisition Proposal or (z) who had submitted an Acquisition Proposal, in the case of each of clauses (x), (y) and (z), after the date hereof and prior to such termination; or

(iii)  Section 9.1(f) as the result of a breach by TRW and within twelve months thereafter (A) TRW enters into an agreement with respect to an Acquisition Proposal or (B) a transaction constituting an Acquisition Proposal occurs (assuming for purposes of clause (B) of this Section 9.4(b)(iii) that the references to 30% in the definition of Acquisition Proposal are 50%), in each case involving any party (or any affiliate thereof) (x) with whom TRW (or its agents) had negotiations in connection with an Acquisition Proposal, (y) to whom TRW (or its agents at TRW’s direction) furnished information in connection with an Acquisition Proposal or (z) who had submitted an Acquisition Proposal, in the case of each of clauses (x), (y) and (z), after the date hereof and prior to such termination.

Parent would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages TRW shall pay to Parent the amount of $275 million as liquidated damages (the “Termination Fee”). The Termination Fee shall be paid within three business days of becoming due (or at the time provided in Section 7.12(e)). It is specifically agreed that the amount to be paid pursuant to this Section 9.4(b) represents liquidated damages and not a penalty. In no event shall TRW be required to pay more than $275 million pursuant to this Section 9.4(b).

(c)  In the event that this Agreement is terminated pursuant to Section 9.1(d), then Parent shall pay to TRW, promptly following receipt of an invoice which sets forth in reasonable detail its Termination Expenses, the Termination Expenses of TRW, but in no event shall the aggregate amount of such Termination Expenses exceed $50 million. “Termination Expenses” means all reasonable costs, fees and expenses actually incurred by a party in connection with the preparation, negotiation, execution, performance and consummation of this Agreement and the transactions contemplated hereby (including financial advisors’, attorney’s, information agent’s and accountants’ reasonable fees and expenses, governmental filing fees and printing and mailing costs); Termination Expenses shall not include internal time allocation relating to employees or internal costs of any party.

(d)  In the event that TRW shall fail to pay the Termination Fee or Parent shall fail to pay the TRW’s Termination Expenses, as the case may be, when due, the amount of such unpaid Termination Expenses or Termination Fee, as the case may be, shall accrue interest from the date such Termination Expenses or the Termination Fee, as appropriate, became past due until the date when paid in full (together with any interest thereon), at a rate equal to the rate of interest publicly announced by Bank of America, N.A., from time to time, in the City of New York, as such bank’s Prime Lending Rate.

ARTICLE X

MISCELLANEOUS

Section 10.1    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

(a)  if to Parent or Merger Subsidiary, to:

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067
Attention: Vice President and General Counsel
Facsimile No.: (310) 556-4558

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197

Attention:	Andrew E. Bogen Peter F. Ziegler
Facsimile No.: (213) 229-7520

(b)  if to TRW, to:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
Attention: General Counsel
Facsimile No.: (216) 291-7872

with a copy (which shall not constitute notice) to:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
Attention: Treasurer
Facsimile No.: (216) 291-7758

with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036
Attention:	Peter Allan Atkins Eric L. Cochran
Facsimile No.: (212) 735-2000

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 10.1 and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 10.1.

Section 10.2    Non-Survival of Representations and Warranties.    The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective

Time. This Section 10.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.3    Amendments; No Waivers.    (a) Any provision of this Agreement (including the TRW Disclosure Letter, the Exhibits and the Schedules hereto) may be amended or waived prior to the Effective Time at any time prior to or after the receipt of the TRW Shareholder Approval or the Parent Stockholder Approval, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by TRW, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the receipt of any such approval, if any such amendment or waiver shall by law or in accordance with the rules and regulations of any relevant securities exchange require further approval of shareholders or stockholders, the effectiveness of such amendment or waiver shall be subject to the necessary shareholder or stockholder approval.

(b)  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4    Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 10.5    Governing Law.    This Agreement, including all matters of construction, validity and performance, shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts or choice of laws or any other law that would make the laws of any other jurisdiction other than the state of Delaware applicable hereto; provided, however, that the effect of the Merger shall be governed by the applicable provisions of Ohio Law.

Section 10.6    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party.

Section 10.7    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.8    Counterparts; Effectiveness.    This Agreement may be signed by facsimile signature and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.9    Entire Agreement; No Third Party Beneficiaries.    This Agreement (including the TRW Disclosure Letter, the Exhibits and the Schedules) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof and thereof. Except as provided in Section 6.3, no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.10    Captions.    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.11    Currency.    All monetary amounts mentioned or referred to herein are in United States dollars unless otherwise indicated.

Section 10.12    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13    Specific Performance.    The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Section 9.4, it shall not be entitled to specific performance to compel the consummation of the Merger.

Section 10.14    Construction.

(a)  For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (ii) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the TRW Disclosure Letter, the Exhibits hereto and the Schedules hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified, (iii) the words “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified, (iv) the word “or” shall not be exclusive and (v) Parent, Merger Subsidiary and TRW will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

(b)  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Any reference to any federal, state, local or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NORTHROP GRUMMAN CORPORATION

By:	/s/ KENT KRESA
Name: Kent Kresa Title: Chairman and Chief Executive Officer

RICHMOND ACQUISITION CORP.

By:	/s/ ALBERT F. MYERS
Name: Albert F. Myers Title: President

TRW INC.

By:	/s/ PHILIP A. ODEEN
Name: Philip A. Odeen Title: Chairman